     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1997
                                                      REGISTRATION NO. 333-28491

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                        AMERICAN DISPOSAL SERVICES, INC.

             (Exact name of registrant as specified in its charter)

              DELAWARE                                4953                               13-3858494
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)               Identification No.)

                           --------------------------

                              745 MCCLINTOCK DRIVE
                                   SUITE 305
                           BURR RIDGE, ILLINOIS 60521
                                 (630) 655-1105

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         ------------------------------

                               ANN L. STRAW, ESQ.
                        AMERICAN DISPOSAL SERVICES, INC.
                              745 MCCLINTOCK DRIVE
                                   SUITE 305
                           BURR RIDGE, ILLINOIS 60521
                                 (630) 655-1105

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                         ------------------------------


                                   Copies to:
                             STEPHEN W. RUBIN, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

                           --------------------------

    Approximate date of commencement of proposed sale of securities to the public: As soon as possible after the Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        AMERICAN DISPOSAL SERVICES, INC.

                     CROSS REFERENCE SHEET SHOWING LOCATION

           IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

REGISTRATION STATEMENT ITEM AND HEADING                                          LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside     Facing Page of Registration Statement; Cross
           Front Cover Page of Prospectus.......................  Reference Sheet; Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of           Inside Front Cover Page; Outside Back Cover Page
           Prospectus...........................................
       3.  Summary Information, Risk Factors and Ratio of         Prospectus Summary; Risk Factors; The Company
           Earnings to Fixed Charges............................
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Plan of Distribution
       6.  Dilution.............................................  Not applicable
       7.  Selling Security Holders.............................  Selling Stockholders
       8.  Plan of Distribution.................................  Outside Front Cover and Inside Front Cover Page; Plan
                                                                  of Distribution
       9.  Description of Securities to be Registered...........  Description of Capital Stock
      10.  Interest of Named Experts and Counsel................  Not applicable
      11.  Information With Respect to the Registrant
           (a) Description of Business..........................  Prospectus Summary; Business; Management's Discussion
                                                                  and Analysis of Financial Condition and Results of
                                                                  Operations
           (b) Description of Property..........................  Business
           (c) Legal Proceedings................................  Business
           (d) Dividends and Related Stockholder Matters........  Risk Factors; Dividend Policy; Description of Capital
                                                                  Stock
           (e) Financial Statements.............................  Consolidated Financial Statements; Unaudited Interim
                                                                  Condensed Consolidated Financial Statements
           (f) Selected Financial Data..........................  Prospectus Summary; Selected Consolidated Financial
                                                                  Data
           (g) Supplementary Financial Information..............  Not applicable
           (h) Management's Discussion and Analysis of Financial  Management's Discussion and Analysis of Financial
               Condition and Results of Operations..............  Condition and Results of Operations
           (i) Changes in and Disagreements with Accountants on
               Accounting and Financial Disclosure..............  Not applicable
           (j) Directors and Executive Officers.................  Management
           (k) Executive Compensation...........................  Management
           (l) Security Ownership of Certain Beneficial Owners
               and Management...................................  Principal Stockholders
           (m) Certain Relationships and Related Transactions...  Certain Transactions
      12.  Disclosure of Commission Position on Indemnification   Not applicable
           for Securities Act Liabilities.......................

PROSPECTUS
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 20, 1997


                                2,500,000 SHARES

                        AMERICAN DISPOSAL SERVICES, INC.

                                  COMMON STOCK
                               ------------------


    This Prospectus relates to an aggregate of 2,500,000 shares ("Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of American Disposal Services, Inc., a Delaware corporation (the "Company"), which may be offered for sale by the Company from time to time to acquire one or more businesses in negotiated transactions not involving any public offering. This Prospectus will be supplemented to furnish the information necessary for a particular negotiated transaction and the Registration Statement of which this Prospectus is a part will be amended, where appropriate, to supply information concerning an acquisition.



    This Prospectus also relates to the offer for sale or other distribution of Shares by persons (the "Selling Stockholders") who will acquire such shares in the acquisitions of such businesses. Such shares may be sold or distributed from time to time by or for the account of the Selling Stockholders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, at market prices prevailing at the time of sale or at prices otherwise negotiated. This Prospectus also may be used, with the Company's prior consent, by donees of the Selling Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. The Company will receive no portion of the proceeds from the sale of the Shares offered hereby and will bear certain expenses incident to their registration. See "Selling Stockholders" and "Plan of Distribution."



    The Common Stock is quoted on the Nasdaq National Market under the symbol "ADSI." On June 3, 1997, the last reported sales price for the Common Stock as reported by NASDAQ was $20.00 per share.


    SEE "RISK FACTORS" ON PAGE 7 FOR INFORMATION CONCERNING CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN ANY OF THE SHARES.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                 The date of this Prospectus is June 20, 1997.

                               TABLE OF CONTENTS


                                                                                                                 PAGE
                                                                                                                 -----
Additional Information.....................................................................................            2
Prospectus Summary.........................................................................................            3
Risk Factors...............................................................................................            7
Use of Proceeds............................................................................................           14
Dividend Policy............................................................................................           14
Capitalization.............................................................................................           15
Selected Consolidated Financial Data.......................................................................           16
Management's Discussion and Analysis of Financial Condition and Results of Operations......................           18
Business...................................................................................................           26
Management.................................................................................................           42
Certain Transactions.......................................................................................           48
Principal Stockholders.....................................................................................           50
Selling Stockholders.......................................................................................           52
Description of Capital Stock...............................................................................           52
Plan of Distribution.......................................................................................           54
Legal Matters..............................................................................................           55
Experts....................................................................................................           55
Index to Financial Statements..............................................................................          F-1


                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith became obligated to file reports and other information with the Commission. Reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission. Reports, proxy, information statements and other information regarding the Company filed electronically with the Commission are available on the Commission's web site (http:// www.sec.gov).

    The Company has filed with the Commission a Registration Statement (which term shall encompass any amendments and exhibits thereto) under the Securities Act with respect of the Shares offered hereby. This Prospectus, which forms a part of such Registration Statement, does not contain all the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to such Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Any interested parties may inspect such Registration Statement, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and may obtain copies of all or any part of it from the Commission upon payment of the fees prescribed by the Commission. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sales made hereunder or thereunder shall under any circumstances create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof.

                        AMERICAN DISPOSAL SERVICES, INC.
                               CURRENT OPERATIONS

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL FINANCIAL INFORMATION, SHARE AND PER SHARE DATA IN THIS
PROSPECTUS: (I) GIVE EFFECT TO AN EXCHANGE OF THE COMPANY'S COMMON STOCK, PAR VALUE $.01 PER SHARE ("COMMON STOCK"), IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY, EFFECTIVE AS OF JANUARY 1, 1996; (II) GIVE EFFECT TO A 13.5 FOR 1 STOCK SPLIT CONSUMMATED ON MAY 31, 1996; AND (III) EXCLUDE 1,388,578 SHARES OF COMMON STOCK OF THE COMPANY ISSUABLE UPON EXERCISE OF OUTSTANDING WARRANTS AND STOCK OPTIONS. AS USED IN THIS PROSPECTUS, THE TERMS "COMPANY" AND "AMERICAN DISPOSAL SERVICES" REFER COLLECTIVELY TO AMERICAN DISPOSAL SERVICES, INC. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES.

                                  THE COMPANY

    American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns six solid waste landfills and owns, operates or has exclusive contracts to receive waste from 13 transfer stations. The Company's landfills and transfer stations are supported by its collection operations, which currently serve over 226,000 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 41 solid waste businesses, including five solid waste landfills and 36 solid waste collection companies.

    The Company began its operations in the Midwest and currently has operations in Arkansas, Connecticut, Illinois, Indiana, Kansas, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's principal growth strategy is to identify and acquire solid waste landfills located in markets that are within approximately 125 miles of significant metropolitan centers and to secure dedicated waste streams for such landfills by acquisition or development of transfer stations and acquisition of collection companies. The Company expects the current consolidation trends in the solid waste industry to continue as many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to operate in compliance with increasingly stringent environmental and other governmental regulations. Further, several of the national waste management companies have announced their intention to focus on their core markets and have recently begun to divest certain of their non-core solid waste assets, which should present the Company with additional acquisition opportunities. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets.

    The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in its target markets; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

    The implementation of the Company's operating program is substantially complete in its Missouri and Ohio regions. In the Missouri region (which also includes Arkansas, Kansas and Oklahoma), the Company has acquired one landfill and 15 collection companies and has acquired, developed or secured exclusive contracts with six transfer stations. In the Ohio region, the Company has completed the acquisition of one landfill and 12 collection companies and has acquired, developed or secured exclusive contracts with four transfer stations. The Company is in the second phase of its operating program in its Illinois, western Pennsylvania and Rhode Island regions, as well as in the southwestern Indiana region, where the Company began its operations in April 1997.

    The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is for its captive waste streams (which include the Company's collection operations and third-party haulers operating under long-term collection contracts) to provide in excess of 50% of the volume of solid waste disposed of at each of its landfills. During the year ended December 31, 1996, the Company's captive waste constituted an average of approximately 61% of the solid waste disposed of at its landfills. The Company plans to continue to pursue its acquisition-based growth strategy to increase the internalization of waste collected and expand its presence in its existing and proximate markets.

    The Company's principal executive offices are located at 745 McClintock Drive, Suite 305, Burr Ridge, Illinois 60521, and its telephone number is (630) 655-1105.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                                                               THREE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,           MARCH 31,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------

                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues...................................................  $  18,517  $  30,004  $  56,804  $  11,724  $  18,511
Cost of operations.........................................     12,647     17,286     30,376      6,108      9,892
Selling, general and administrative expenses...............      4,910      5,882      8,328      1,935      2,685
Depreciation and amortization expense......................      3,226      6,308     12,334      2,718      3,784
                                                             ---------  ---------  ---------  ---------  ---------
Operating income (loss)....................................     (2,266)       528      5,766        963      2,150
Interest expense...........................................     (1,497)    (3,030)    (5,745)    (1,539)    (1,552)
Interest income............................................          2        189        260     --         --
Other income, net..........................................         --         --        179         --         21
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and extraordinary item...     (3,761)    (2,313)       460       (576)       619
Income tax benefit (expense)...............................      1,372       (332)      (245)       160       (173)
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary item....................     (2,389)    (2,645)       215       (416)       446
Extraordinary item -- loss on early retirement of debt.....         --       (908)      (476)    --         --
                                                             ---------  ---------  ---------  ---------  ---------
Net income (loss)..........................................     (2,389)    (3,553)      (261)      (416)       446
Preferred stock dividend...................................         --       (190)      (109)       (63)    --
                                                             ---------  ---------  ---------  ---------  ---------
Net income (loss) to common stockholders...................  $  (2,389) $  (3,743) $    (370) $    (479) $     446
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
OTHER DATA:
Net cash provided by (used in) operating activities........  $  (1,124) $   5,601  $  11,705  $   1,960  $   1,326
Net cash used in investing activities......................     (6,180)   (68,374)   (39,032)    (2,674)   (40,197)
Net cash provided by financing activities..................      5,718     68,608     23,245        881     38,519
EBITDA(1)..................................................        960      6,836     18,100      3,681      5,934
EBITDA margin(2)...........................................        5.2%      22.8%      31.9%      31.4%      32.1%

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                                                             MARCH 31, 1997
                                                                                        -------------------------
                                                                                                    AS ADJUSTED
                                                                     DECEMBER 31, 1996   ACTUAL         (3)
                                                                     -----------------  ---------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents..........................................      $   2,301      $   1,949    $    1,949
Working capital....................................................          1,219            772           772
Property and equipment, net........................................         93,692        117,471       117,471
Total assets.......................................................        144,986        186,517       186,517
Long-term obligations, net of current portion......................         65,445        100,511        29,751
Total stockholders' equity.........................................         58,097         58,543       129,303

------------------------

(1) EBITDA represents operating income plus depreciation and amortization. While EBITDA data should not be construed as a substitute for operating income, net income (loss) or cash flows from operations in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Funds depicted by the EBITDA measure are not available for management's discretionary use due to required debt service and other commitments or uncertainties.

(2) EBITDA margin represents EBITDA expressed as a percentage of revenues.

(3) Adjusted to reflect the sale of 4,600,000 shares of Common Stock on May 13, 1997 and the application of the net proceeds thereof.

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. IN ADDITION, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "PROSPECTUS SUMMARY," "RISK FACTORS," "THE COMPANY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS--INTRODUCTION," "BUSINESS--INDUSTRY BACKGROUND," "BUSINESS--STRATEGY," "BUSINESS--ACQUISITION PROGRAM," "BUSINESS--COMPLETED ACQUISITIONS" "BUSINESS-- OPERATIONS" AND "BUSINESS--ENVIRONMENTAL REGULATIONS," AS WELL AS IN THE PROSPECTUS GENERALLY. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS CONTAINED IN THIS PROSPECTUS, BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY

ABILITY TO MANAGE GROWTH

    The Company's goal is to increase the scale of its operations significantly through the acquisition of other solid waste businesses and through internal growth. Consequently, the Company may experience periods of rapid growth with significantly increased staffing level requirements. Such growth could place a significant strain on the Company's management and on its operational, financial and other resources. The Company's ability to maintain and manage its growth effectively will require it to expand its management information systems capabilities and improve its operational and financial systems and controls. Moreover, the Company will need to attract, train, motivate, retain and manage its senior managers, technical professionals and other employees. Any failure to expand its management information system capabilities, to implement and improve its operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner at a pace consistent with the Company's business growth would have a material adverse effect on the Company's business, financial condition and results of operations.

AVAILABILITY OF ADDITIONAL ACQUISITION TARGETS; INTEGRATION OF FUTURE
  ACQUISITIONS

    The Company's ongoing acquisition program is a key element of its acquisition-based growth strategy for expanding its solid waste management services. Consequently, the future growth of the Company depends in large part upon the successful continuation of this acquisition program. The Company may encounter substantial competition in its efforts to acquire landfills, transfer stations and collection companies. There can be no assurance that the Company will succeed in locating or acquiring appropriate acquisition candidates at price levels and on terms and conditions that the Company considers appropriate. In addition, if in the future the Company is successful in acquiring targeted companies, it will need to integrate these acquired companies into the Company's operations. There can be no assurance that the Company will successfully integrate future acquisitions into its operations. See "Business--Strategy," "--Acquisition Program" and "--Competition."

HISTORY OF LOSSES AND WORKING CAPITAL DEFICITS; INTEGRATION OF COMPLETED
  ACQUISITIONS

    The Company has recorded net losses to common stockholders of approximately $2.4 million, $3.7 million and $370,000 during the fiscal years ended December 31, 1994, 1995 and 1996, respectively, and has had working capital deficits in the past. See "--Funding of Future Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction." The financial position and results of operations of the Company will depend to a large extent on the Company's ability to integrate effectively the operations of the 41 companies it has acquired from January 1993 to date and to realize expected efficiencies and economies of scale from such acquisitions. There can be no assurance that the Company's efforts to integrate these operations will be effective, that expected efficiencies and economies of scale will be realized or that the Company will be able to consolidate successfully its operations. The failure to achieve any of these results could have a material adverse effect on the Company's business, financial condition and results of operations.

SIGNIFICANT LEVERAGE

    Historically, the Company has incurred significant debt obligations in connection with financing its acquisitions and business growth. The Company has a $200 million credit facility with ING (U.S.) Capital Corporation, as administrative agent, Morgan Guaranty Trust Company of New York, as syndication agent, Union Bank of California, N.A., as documentation agent, BHF-Bank Aktiengesellschaft, as co-agent, and Bank of America Illinois, as co-agent (the "Credit Facility"). As of March 31, 1997, the Company's consolidated indebtedness was $106.8 million, its consolidated total assets were $186.5 million and its stockholders' equity was $58.5 million. The Company's ability to meet its debt service obligations will depend upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond the Company's control. If the Company fails to generate sufficient cash flow to repay its debt, the Company may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that such refinancing or any additional financing could be obtained on terms favorable to the Company or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

HIGHLY COMPETITIVE INDUSTRY

    The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous solid waste management companies, many of which are significantly larger and have greater financial resources than the Company. The Company also competes with those counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These counties, municipalities and solid waste districts may have financial advantages due to the availability to them of user fees, charges or tax revenues and the greater availability to them of tax-exempt financing. In addition, competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts. There can be no assurance that the Company will be able to compete successfully. See "Business--Competition."

FUNDING OF FUTURE CAPITAL REQUIREMENTS

    The Company's acquisition-based growth strategy has resulted in a steady increase in its capital requirements, and such increase may continue in the future as the Company pursues its strategy. The Company has incurred working capital deficits in the past, and there can be no assurance that its available working capital will be sufficient in the future as it pursues its growth strategy. To the extent that internally generated cash and cash available under the Credit Facility are not sufficient to provide the cash required for future operations, capital expenditures, acquisitions, debt repayment obligations and financial assurance obligations, the Company will require additional equity or debt financing in order to provide such cash. There can be no assurance, however, that such financing will be available or, if available, will be on terms satisfactory to the Company. Where appropriate, the Company may seek to minimize the use of cash to finance its acquisitions by using capital stock, assumption of indebtedness or notes. However, there can be no assurance the owners of the businesses the Company may wish to acquire will be willing to accept non-cash consideration in whole or in part. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Acquisition Program."

DEPENDENCE ON THIRD PARTY COLLECTION OPERATIONS

    A portion of the solid waste delivered to the Company's landfills is delivered by third party collection companies under informal arrangements or without long-term contracts. If these third parties discontinued their arrangements with the Company and if the Company were unable to replace these third party arrangements, the Company's business, financial condition and results of operations might be materially adversely affected.

LIMITATIONS ON INTERNAL EXPANSION

    The Company's operating program depends on its ability to expand and develop its landfills, transfer stations and collection operations. The process of obtaining required permits and approvals to operate or expand solid waste management facilities, including landfills and transfer stations, has become increasingly difficult and expensive, often taking several years, requiring numerous hearings and compliance with zoning, environmental and other regulatory requirements, and often being subject to resistance from citizen or other groups. There can be no assurance that the Company will be successful in obtaining the permits it requires or that such permits will not contain onerous terms and conditions. An inability to receive such permits and approvals could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Extensive Environmental and Land Use Laws and Regulations." In some areas, suitable land may be unavailable for new landfill sites. There can be no assurance that the Company will be successful in obtaining new landfill sites or expanding the permitted capacity of its current landfills once its landfill capacity has been consumed. In such event, the Company could be forced to dispose of collected waste at landfills operated by its competitors, which could have a material adverse effect on the Company's landfill revenues and collection expenses. See "Business-- Operations--Landfills."

EXTENSIVE ENVIRONMENTAL AND LAND USE LAWS AND REGULATIONS

    The Company is subject to extensive and evolving environmental and land use laws and regulations, which have become increasingly stringent in recent years as a result of greater public interest in protecting and cleaning up the environment. These laws and regulations affect the Company's business in many ways, including as set forth below. See "Business--Environmental Regulations" for further information concerning the matters set forth below.

    EXTENSIVE PERMITTING REQUIREMENTS. In order to develop and operate a landfill or other solid waste management facility, it is necessary to obtain and maintain in effect one or more facility permits and other governmental approvals, including those related to zoning, environmental and land use. In addition, the Company may be required to obtain similar permits and approvals in order to expand its existing landfill and solid waste management operations. These permits and approvals are difficult and time consuming to obtain and are frequently subject to community opposition, opposition by various local elected officials or citizens and other uncertainties. In addition, after an operating permit for a landfill or other facility is obtained, the permit may be subject to modification or revocation by the issuing agency, and it may be necessary to obtain periodically a renewal of the permit, which may reopen opportunities for opposition to the permit. Moreover, from time to time, regulatory agencies may delay the review or grant of these required permits or approvals or may modify the procedures or increase the stringency of the standards applicable to its review or grant of such permits or approvals. In addition, the Company may not be able to ensure that its landfill operations are included and remain in the solid waste management plan of the state or county in which such operations are conducted. The Company may also have difficulty obtaining host agreements with counties or local communities, or existing host communities may demand modifications of existing host agreements in connection with planned expansions, either of which could adversely affect the Company's operations and increase the Company's costs and reduce its margins. There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, including permits or approvals required for planned landfill expansions, and the failure by the Company to obtain or maintain in effect a permit significant to its business could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    DESIGN, OPERATION AND CLOSURE REQUIREMENTS. The design, operation and closure of landfills are subject to extensive regulations. These regulations include, among others, the regulations (the "Subtitle D Regulations") establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). The Subtitle D Regulations generally became effective on October 9, 1993 (except for new financial assurance requirements, which became effective April 9, 1997). The Subtitle D Regulations require all states to adopt regulations regarding landfill design, operation and closure requirements that are as stringent as, or more stringent than, the Subtitle D Regulations. All states in which the Company's landfills are located have in place extensive landfill regulations consistent with the Subtitle D requirements. These federal and state regulations require the Company to design the landfill in accordance with stringent technical requirements, monitor groundwater, post financial assurances, and fulfill landfill closure and post-closure obligations. These regulations could also require the Company to undertake investigatory, remedial and monitoring activities, to curtail operations or to close a landfill temporarily or permanently. Furthermore, future changes in these regulations may require the Company to modify, supplement, or replace equipment or facilities at costs which may be substantial.

    LEGAL AND ADMINISTRATIVE PROCEEDINGS. In the ordinary course of its business, the Company may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These may include proceedings by federal, state or local agencies seeking to impose civil or criminal penalties on the Company for violations of such laws and regulations, or to impose liability on the Company under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") or comparable state statutes, or to revoke or deny renewal of a permit; actions brought by citizens' groups, adjacent landowners or governmental entities opposing the issuance of a permit or approval to the Company or alleging violations of the permits pursuant to which the Company operates or laws or regulations to which the Company is subject; and actions seeking to impose liability on the Company for any environmental damage at its landfill sites or that its landfills or other properties may have caused to adjacent landowners or others, or at sites to which it transported waste, including groundwater or soil contamination. The Company could incur substantial legal expenses during the course of the aforementioned proceedings, and the adverse outcome of one or more of these proceedings could materially adversely affect the Company's business, financial condition and results of operations. See "Business--Legal Proceedings."

    During the ordinary course of its operations, the Company has from time to time received, and expects that it may in the future receive, citations or notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. The Company generally seeks to work with the authorities to resolve the issues raised by such citations or notices. There can be no assurance, however, that the Company will always be successful in this regard, and the failure to resolve a significant issue could result in one or more of the adverse consequences to the Company described below under "Potential Liabilities."

    POTENTIAL LIABILITIES. There may be various adverse consequences to the Company in the event that a facility owned or operated by the Company (or a predecessor owner or operator whose liabilities the Company may have acquired expressly or under successor liability theories) causes environmental damage, in the event that waste transported by the Company (or a predecessor) causes environmental damage at another site, in the event that the Company fails (or a predecessor failed) to comply with applicable environmental and land use laws and regulations or the terms of a permit or outstanding consent order or in the event the Company's owned or operated facility or the soil or groundwater thereunder is or becomes contaminated. These may include the imposition of substantial monetary penalties on the Company; the issuance of an order requiring the curtailment or termination of the operations involved or affected; the revocation or denial of permits or other approvals necessary for continued operation or landfill expansion; the imposition of liability on the Company in respect of any environmental damage (including groundwater or soil contamination) at its landfill sites or that its landfills or other facilities or other Company-owned or operated facilities caused to adjacent landowners or others or environmental damage at another site associated with waste transported by the Company; the imposition of liability on the Company under CERCLA or under comparable state laws; and criminal liability for the Company or its officers. Any of the foregoing could materially adversely affect the Company's business, financial condition and results of operations.

    As described under "Business--Environmental Regulations," CERCLA and analogous state laws impose retroactive strict joint and several liability on various parties that are, or have been, associated with a site from which there has been, or is threatened, a release of any hazardous substance (as defined by CERCLA) into the environment. Liability under RCRA, CERCLA and analogous state laws may include responsibility for costs of site investigations, site cleanup, site monitoring, natural resources damages and property damages. Liabilities under RCRA, CERCLA and analogous state laws can be very substantial and, if imposed upon the Company, could materially adversely affect the Company's business, financial condition and results of operations.

    In the ordinary course of its landfill and waste management operations and in connection with its review of landfill and other operations to be acquired, the Company has discovered at one landfill, and may in the future discover at other landfills or waste management facilities, indications of groundwater contamination. In such events, the Company would seek or be required to determine the magnitude and source of the problem and, if appropriate or required by applicable regulations, to design and implement measures to remedy, or halt the spread of, the contamination. There can be no assurance, however, that contamination discovered at a landfill or at other Company sites will not result in one or more of the adverse consequences to the Company described above.

    TYPE, QUANTITY AND SOURCE LIMITATIONS. Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although such legislation has not yet been adopted by Congress, if this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

    In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation, if adopted, could allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the

Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

LIMITED OPERATING HISTORY

    Following the Exchange (as defined in "The Company"), the Company began operating as a consolidated entity effective as of January 1, 1996. Prior to 1996, the Company's operations were conducted by ADS, Inc. ("ADS") and County Disposal, Inc. ("CDI"), two subsidiaries of the Company, the operations of which were acquired by the Company's stockholders in 1993 and 1995, respectively. Accordingly, the Company has a limited history of operating as a consolidated entity and may experience difficulties as it integrates the operations of its subsidiaries.

POTENTIAL LIABILITIES ASSOCIATED WITH ACQUISITIONS

    The businesses acquired by the Company may have liabilities that the Company did not discover or may have been unable to discover during its pre-acquisition investigations, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which the Company, as a successor owner or operator, may be responsible. Any indemnities or warranties, due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor or other reasons, may not fully cover such liabilities.

DEPENDENCE ON SENIOR MANAGEMENT

    The Company is highly dependent on its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company's business, financial condition and results of operations. In an effort to minimize this risk, the Company has entered into employment contracts with certain members of senior management. The Company does not maintain "key man" life insurance with respect to members of senior management except for a $2.0 million policy maintained on the Company's President.

LIMITS ON INSURANCE COVERAGE

    There can be no assurance that the Company's pollution liability insurance will provide sufficient coverage in the event an environmental claim were made against the Company or that the Company will be able to maintain in place such insurance at reasonable costs. An uninsured or underinsured claim of sufficient magnitude could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Liability Insurance and Bonding."

INCURRENCE OF CHARGES RELATED TO CAPITALIZED EXPENDITURES

    In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances relating to acquisitions, pending acquisitions and landfill development and expansion projects. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated, and any landfill development or expansion project that is not or not expected to be successfully completed. Therefore, the Company may be required to incur a charge against earnings in future periods, which charge, depending upon the magnitude thereof, could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of capitalized expenditures in connection with certain operations and projects.

USE OF ALTERNATIVES TO LANDFILL DISPOSAL

    Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, incineration is an alternative to landfill disposal in certain of the Company's markets. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain type of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity or affect the prices that can be charged for landfill disposal services. For example, Illinois, Ohio and Pennsylvania, states in which the Company operates landfills, have adopted bans on the disposal of yard waste or leaves in landfills located in those states, and all of the states in which the Company operates landfills have adopted rules restricting or limiting disposal of tires at landfills. In addition, each of the states in which the Company operates landfills has adopted plans or requirements which set goals for specified percentages of certain solid waste items to be recycled. These recycling goals are being phased in over the next few years. These alternatives, if and when adopted and implemented, may have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Environmental Regulations--State and Local Regulations."

ABILITY TO MEET FINANCIAL ASSURANCE OBLIGATIONS


    The Company is required to post a performance bond or a bank letter of credit or to provide other forms of financial assurance in connection with closure and post-closure obligations with respect to landfills or its other solid waste management operations and may be required to provide such financial assurance in connection with municipal residential collection contracts. As of May 31, 1997, the Company had outstanding approximately $24.5 million of performance bonds. If the Company were unable to obtain surety bonds in sufficient amounts, or to provide other required forms of financial assurance, it would be unable to remain in compliance with the Subtitle D Regulations or comparable state requirements and, among other things, might be precluded from entering into certain municipal collection contracts and obtaining or holding landfill operating permits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Liability Insurance and Bonding."


SEASONALITY

    The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that: (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months; and (ii) the volume of industrial and residential waste in the regions where the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may delay the development of landfill capacity and otherwise result in the temporary suspension of certain of the Company's operations and could materially adversely affect the Company's overall business, financial condition and results of operations.

ANTI-TAKEOVER PROVISIONS

    The Board of Directors may issue up to 5,000,000 shares of Preferred Stock in the future without stockholder approval upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock-- Undesignated Preferred Stock." In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a

"business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter Provisions."

ABSENCE OF DIVIDENDS

    The Company has never declared or paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS


    This Prospectus relates to Shares being offered for sale by the Company from time to time to acquire one or more businesses in negotiated transactions not involving any public offering. This Prospectus also relates to the offer for sale or other distribution of Shares by Selling Stockholders who will acquire such shares in the acquisitions. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders but will pay all expenses related to the registration of the Shares. See "Plan of Distribution."


                                DIVIDEND POLICY

    The Company has never declared or paid any dividends on its Common Stock, and neither ADS nor CDI has declared or paid any dividends on its common stock. The Company and its Board of Directors currently intend to retain any earnings for use in the operation and expansion of the Company's business and do not anticipate paying any dividends on the Common Stock for the foreseeable future. The Credit Facility prohibits the payment of cash dividends without prior bank approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth: (i) the current portion of long-term obligations and the actual capitalization of the Company at March 31, 1997; and
(ii) the capitalization of the Company at March 31, 1997 as adjusted to reflect the sale of 4,600,000 shares of Common Stock on May 13, 1997 and the application of the net proceeds thereof.

                                                                                                MARCH 31, 1997
                                                                                            ----------------------
                                                                                                            AS
                                                                                              ACTUAL     ADJUSTED
                                                                                            ----------  ----------

                                                                                                (IN THOUSANDS)
Current portion of long-term obligations..................................................  $    6,309  $    6,309
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Long-term obligations.....................................................................  $  100,511  $   29,751
Stockholders' equity (1):
  Preferred stock: 5,000,000 shares authorized; no shares issued or outstanding...........      --          --
  Common stock: 20,000,000 shares authorized; 8,872,501 shares issued and outstanding;
  13,472,501 shares issued and outstanding as adjusted....................................          89         135
  Warrants outstanding....................................................................         107         107
  Additional paid-in capital..............................................................      66,170     136,884
  Accumulated deficit.....................................................................      (7,823)     (7,823)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      58,543     129,303
                                                                                            ----------  ----------
      Total capitalization................................................................  $  159,054  $  159,054
                                                                                            ----------  ----------
                                                                                            ----------  ----------


------------------------


(1) Excludes 1,768,318 shares of Common Stock reserved for issuance pursuant to stock options and outstanding warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents selected consolidated statement of operations, balance sheet, other data and pro forma financial data of the Company for the periods presented. See "The Company" and the Notes to Consolidated Financial Statements data included elsewhere herein for information concerning the basis of presentation. The following selected consolidated financial data as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 are derived from audited consolidated financial statements that are not included herein. The selected consolidated financial data as of March 31,1996 and 1997 and for the three months ended March 31, 1996 and 1997 are unaudited but have been prepared on the same basis as the audited financial data and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year.

                                                                                                   THREE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                         MARCH 31,
                                      ---------------------------------------------------------  ----------------------
                                        1992        1993        1994        1995        1996        1996        1997
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                      (UNAUDITED)
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
STATEMENT OF OPERATIONS DATA:
Revenues............................  $     146  $    7,730  $   18,517  $   30,004  $   56,804  $   11,724  $   18,511
Cost of operations..................        249       5,750      12,647      17,286      30,376       6,108       9,892
Selling, general and administrative
  expenses..........................        625       1,646       4,910       5,882       8,328       1,935       2,685
Depreciation and amortization
  expense...........................        100       1,166       3,226       6,308      12,334       2,718       3,784
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
Operating income (loss).............       (828)       (832)     (2,266)        528       5,766         963       2,150
Interest expense....................        (26)       (417)     (1,497)     (3,030)     (5,745)     (1,539)     (1,552)
Interest income.....................         --          35           2         189         260          --          --
Other income........................         --          --          --          --         179          --          21
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes
  and extraordinary item............       (854)     (1,214)     (3,761)     (2,313)        460        (576)        619
Income tax benefit (expense)........         --         391       1,372        (332)       (245)        160        (173)
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before extraordinary
  item..............................       (854)       (823)     (2,389)     (2,645)        215        (416)        446
Extraordinary item--gain (loss) on
  early retirement of debt..........         --          74          --        (908)       (476)         --          --
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)...................       (854)       (749)     (2,389)     (3,553)       (261)       (416)        446
Preferred stock dividend............         --          --          --        (190)       (109)        (63)         --
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss) applicable to
  common stockholders...............  $    (854) $     (749) $   (2,389) $   (3,743) $     (370) $     (479) $      446
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
Per share of common stock:
Income (loss) before extraordinary
  item..............................  $   (2.14) $    (0.58) $    (0.99) $    (0.80) $     0.02  $    (0.07) $     0.05
Extraordinary item..................         --         .05          --        (.26)       (.07)      (0.01)         --
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)...................  $   (2.14) $    (0.53) $    (0.99) $    (1.06) $    (0.05) $    (0.08) $     0.05
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------

                                                                                                   THREE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                         MARCH 31,
                                      ---------------------------------------------------------  ----------------------
                                        1992        1993        1994        1995        1996        1996        1997
                                      ---------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                      (UNAUDITED)
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
Weighted average common stock and
  common stock equivalent shares
  used to calculate per share
  amounts...........................    399,465   1,406,219   2,411,381   3,527,688   7,063,928   5,864,078   9,514,097
OTHER DATA:
Net cash provided by (used in)
  operating activities..............  $    (220) $     (388) $   (1,124) $    5,601  $   11,705  $    1,960  $    1,326
Net cash used in investing
  activities........................        (78)    (23,061)     (6,180)    (68,374)    (39,032)     (2,674)    (40,197)
Net cash provided by financing
  activities........................        200      25,571       5,718      68,608      23,245         881      38,519
EBITDA(1)...........................       (728)        334         960       6,836      18,100       3,681       5,934
EBITDA margin(2)....................     (498.6)%        4.3%        5.2%       22.8%       31.9%       31.4%       32.1%

                                                                      DECEMBER 31,                            MARCH 31, 1997
                                                  -----------------------------------------------------  -------------------------
                                                                                                                     AS ADJUSTED
                                                    1992       1993       1994       1995       1996      ACTUAL         (4)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  --------------

                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
BALANCE SHEET DATA(3):
Cash and cash equivalents.......................  $      12  $   2,134  $     548  $   6,383  $   2,301  $   1,949    $    1,949
Working capital (deficit).......................       (332)       788     (2,237)    (8,819)     1,219        772           772
Property and equipment, net.....................        467     15,156     17,062     81,250     93,692    117,471       117,471
Total assets....................................        705     35,651     37,557    114,693    144,986    186,517       186,517
Long-term debt and capital lease obligations,
  net of current portion........................         --     16,073     18,487     48,789     65,445    100,511        29,751
Redeemable preferred stock......................         --         --         --      1,908         --         --            --
Stockholders' equity............................         89     12,531     12,132     33,855     58,097     58,543       129,303

------------------------

(1) EBITDA represents operating income plus depreciation and amortization. While EBITDA data should not be construed as a substitute for operating income, net income (loss) or cash flows from operations in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Funds depicted by the EBITDA measure are not available for management's discretionary use due to required debt service and other commitments or uncertainties.

(2) EBITDA margin represents EBITDA expressed as a percentage of revenues.

(3) The Company has not declared or paid dividends on Common Stock in any of the periods presented. The Credit Facility prohibits the payment of cash dividends without prior bank approval.

(4) Adjusted to reflect the sale of 4,600,000 shares of Common Stock on May 13, 1997 and the application of the net proceeds thereof.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the "Selected Consolidated Financial Data," the Company's Consolidated Financial Statements and the notes thereto included elsewhere herein.

INTRODUCTION

    The Company has adopted an acquisition-based growth strategy that focuses principally on: (i) the identification and acquisition of solid waste landfills located in secondary markets that are within approximately 125 miles of significant metropolitan centers; and (ii) securing dedicated waste streams for such landfills by the acquisition or development of transfer stations and the acquisition of collection companies. The Company has completed 41 acquisitions since January 1993. All of these acquisitions were accounted for under the purchase method of accounting for business combinations. Accordingly, the amortization of goodwill and landfill airspace reflects the fair market value of the Company's assets at the time of their acquisition rather than their historical cost basis, and the results of operations for such acquired businesses are included in the Company's financial statements only from the applicable date of acquisition. As a result, the Company believes its historical results of operations for the periods presented are not directly comparable.

    There are several other aspects of the Company's growth strategy that cause management to believe that the Company's historical results of operations may not be consistent with future performance, including the following:

        CONCENTRATION OF LANDFILL ASSETS. Since the CDI Acquisition, the mix of the Company's assets has been concentrated in landfills, as opposed to collection and transfer station operations. As a result of goodwill associated with the Company's acquisitions and the amortization expense associated with its landfill assets and closure obligations, the amount of depreciation and amortization as a percentage of the Company's revenues for the year ended December 31, 1996 was relatively high as compared to other solid waste companies (21.7%). Management believes that this percentage will decline as the Company further penetrates the market in its Illinois, southwestern Indiana, Missouri, Ohio, western Pennsylvania and Rhode Island regions by acquiring or developing transfer stations, acquiring collection operations and making "tuck-in" acquisitions of collection companies.

        MANAGEMENT CAPABILITIES. Since 1993, the Company has assembled a management team with substantial experience in the solid waste industry. The Company believes that its senior management team has the ability to manage the Company's operations as they expand. Therefore, the Company believes that the amount of selling, general and administrative expenses is likely to decline as a percentage of revenues as the Company grows.

        CELL DEVELOPMENT COSTS. Cells developed to date at the landfills acquired in the CDI Acquisition have been constructed with double liner composite systems. However, in September 1996, the Livingston, Illinois landfill received a permit to construct cells utilizing a single liner composite system. The Company continues to explore the possibility of using alternative design systems at its Ohio landfill, which should result in lower cell development costs.

GENERAL

    REVENUES. The Company's revenues are attributable primarily to fees charged to customers for waste collection, transfer and disposal services. The Company's collection services are generally provided under direct agreements with its customers or pursuant to contracts with municipalities. Commercial and municipal contract terms, where used, generally range from one to five years and commonly have automatic renewal options. A relatively small portion of such agreements also provide for the prepayment of certain fees, which fees are reflected as deferred revenues. The table below shows, for the periods indicated, the percentage of the Company's total revenues attributable to services provided:

                                                                                       THREE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,
                                                                                           MARCH 31,
                                                     -------------------------------  --------------------
                                                       1994       1995       1996       1996       1997
                                                     ---------  ---------  ---------  ---------  ---------
Collection(1)......................................       68.0%      55.3%      47.5%      39.4%      48.9%
Transfer...........................................        9.1        5.0        2.1        1.9        3.8
Landfill(1)........................................       22.8       39.0       49.9       58.5       46.4
Other..............................................        0.1        0.7        0.5        0.2        0.9
                                                     ---------  ---------  ---------  ---------  ---------
Total Revenues.....................................      100.0%     100.0%     100.0%     100.0%     100.0%

------------------------

(1) The portion of collection revenues attributable to disposal charges for waste collected by the Company and disposed of at the Company's landfills has been excluded from collection revenues and included in landfill revenues.

    A component of the Company's business strategy is to maximize internalization of waste it collects and thereby realize higher margins from its operations. By disposing of waste at Company-owned landfills, the Company retains the margin generated through disposal operations that would otherwise be earned by third-party landfills. For the three months ended March 31, 1997, approximately 89% of the total tonnage collected by the Company was disposed of at Company-owned landfills. This represents approximately 31% of the total tonnage disposed of at Company-owned landfills in the three months ended March 31, 1997. During such period, the Company's captive waste (consisting of waste collected by the Company and delivered to any of its landfills and waste delivered to any of the Company's landfills by third-party haulers under long-term collection contracts) constituted an average of approximately 63% of the solid waste disposed of at its landfills.

    EXPENSES. Cost of operations include labor, maintenance and repairs, equipment and facility rent, utilities and taxes, the costs of ongoing environmental compliance, safety and insurance, disposal costs and costs of independent haulers transporting Company waste to disposal sites. Disposal costs include certain landfill taxes, host community fees, landfill site maintenance, fuel and other equipment operating expenses and provision for post-closure expenses, consisting of cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal, anticipated to be incurred in the future.

    Selling, general and administrative ("SG&A") expenses include management, clerical and administrative compensation, overhead, sales costs, community relations expenses, provisions for estimated uncollectible accounts receivable and unrealizable acquisition costs and management fees paid to an affiliate of Charterhouse (which terminated upon closing of the Company's initial public offering in July 1996).

    Depreciation and amortization expense includes depreciation of fixed assets, closure costs and amortization of landfill airspace, goodwill, other intangibles and loan origination fees. The amount of landfill amortization expense related to airspace consumption can vary materially from landfill to landfill depending upon the purchase price, landfill configuration and cell development costs.

    Certain direct landfill development costs, such as engineering, upgrading, construction and permitting costs, are capitalized and amortized based on airspace consumed. All of the Company's capitalized expenditures relating to cell development and landfill expansion work are in connection with cells for which the Company holds a permit for development. The Company believes that the costs associated with engineering, owning and operating landfills will increase in the future as a result of federal, state and local regulations and a growing community awareness of the landfill permitting process. Although there can be no assurance, the Company believes that it will be able to implement price increases sufficient to offset these increased expenses. All indirect landfill development costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred.

    The Company capitalizes engineering, legal, accounting and other direct costs incurred in connection with potential acquisitions, accounted for using the purchase method for business combinations. The Company, however, routinely evaluates such capitalized costs and expenses those costs related to acquisitions not likely to occur. Indirect acquisition costs, such as executive salaries, general corporate overhead and other corporate services, are expensed as incurred.

    Accrued closure and post-closure costs represent an estimate of the current value of the future obligations associated with closure and post-closure monitoring of non-hazardous solid waste landfills currently owned by the Company. Site specific closure and post-closure engineering cost estimates are prepared annually for landfills owned by the Company. Estimated costs are accrued based on accepted tonnage as landfill airspace is consumed. The Company periodically updates its estimates of future closure and post-closure costs. These changes are accounted for on a prospective basis. The Company expects its closure and post-closure costs per ton to decrease as it expands landfill capacity and as such costs are amortized over greater airspace.

    The Company has estimated that, as of December 31, 1996, closure costs expected to occur during the operating lives of these facilities and expensed over these facilities' useful lives will approximate $35.2 million. In addition, the Company has estimated that, as of December 31, 1996, total costs for post-closure activities, including cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal for up to 30 years after closure in certain cases, will be approximately $10.9 million. The December 31, 1996 and March 31, 1997, accruals for landfill closure and post-closure costs (including costs assumed through acquisitions) were approximately $7.6 million and $8.8 million, respectively. The accruals reflect relatively young landfills with estimated remaining lives, based on current waste flows, that range from approximately three to 45 years, and an estimated average remaining life of greater than 20 years.

RESULTS OF OPERATIONS

    The following table sets forth items in the Company's consolidated statement of operations as a percentage of revenues for the periods indicated.

                                                                                               THREE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,           MARCH 31,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
Revenues...................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of operations.........................................       68.3       57.6       53.5       52.1       53.4
Selling, general and administrative expenses...............       26.5       19.6       14.6       16.5       14.5
Depreciation and amortization expenses.....................       17.4       21.0       21.7       23.2       20.5
                                                             ---------  ---------  ---------  ---------  ---------
Operating income (loss)....................................      (12.2)       1.8       10.2        8.2       11.6
Interest expense, net......................................       (8.1)      (9.5)      (9.7)     (13.1)      (8.4)
Other income...............................................         --         --        0.3     --            0.1
Income tax benefit (expense)...............................        7.4       (1.1)      (0.5)       1.4       (0.9)
Extraordinary loss, net of income tax......................         --       (3.0)      (0.8)    --         --
                                                             ---------  ---------  ---------  ---------  ---------
Net loss...................................................      (12.9)%     (11.8)%      (0.5)%      (3.5)%       2.4%
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
EBITDA margin(1)...........................................        5.2%      22.8%      31.9%      31.4%      32.1%

------------------------

(1) EBITDA margin represents EBITDA expressed as a percentage of revenues.

THREE MONTHS ENDED MARCH 31, 1997 AND 1996

    REVENUES. Revenues for the three months ended March 31, 1997 were $18.5 million compared to $11.7 million for the three months ended March 31, 1996. Of the increase in revenues, $4.6 million is due primarily to the effects of nineteen companies acquired during 1996 and the first quarter of 1997, while approximately $2.2 million is attributable to increases in revenues in operations acquired prior to 1996.

    COST OF OPERATIONS. Cost of operations for the three months ended March 31, 1997 was $9.9 million compared to $6.1 million for the three months ended March 31, 1996. This increase in costs was attributable primarily to increases in the Company's revenues described above. As a percentage of revenues, cost of operations was 53.4% in the 1997 period compared to 52.1% in the 1996 period. The increased costs as a percentage of the Company's overall revenue are due to the impact of more substantial collection versus landfill operations in the 1997 period compared to the same period in 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses were $2.7 million for the three months ended March 31, 1997 compared to $1.9 million for the three months ended March 31, 1996. This increase in costs was attributable primarily to increases in the Company's revenues described above. As a percentage of revenues, SG&A expenses decreased to 14.5% in the 1997 period from 16.5% in the 1996 period. The decrease in SG&A expenses as a percentage of revenues is due primarily to a significant increase in revenue producing assets, while corporate and other related administrative expenses increased moderately.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense for the three months ended March 31, 1997 was $3.8 million compared to $2.7 million for the three months ended March 31, 1996. The increase in depreciation and amortization expense is due primarily to increases in the Company's revenues described above. As a percentage of revenues, depreciation and amortization expense was 20.5% and 23.2% for the three months ended March 31, 1997 and 1996, respectively. The decline as a percent of revenues in the March 1997 period compared to the March 1996 period is due primarily to the diminished concentration of landfill assets, which typically have higher depreciation and amortization expense than collection operations.

    NET INTEREST EXPENSE. Net interest expense was $1.6 million for the three months ended March 31, 1997 compared to $1.5 million for the three months ended March 31, 1996, which reflects the debt structure of the Company during the respective periods offset by an overall improvement in the Company's effective borrowing rate.

    INCOME TAXES. The Company recorded an income tax provision of $173,000 for the three months ended March 31, 1997 compared to a $160,000 income tax benefit for the three months ended March 31, 1996.

YEARS ENDED DECEMBER 31, 1996 AND 1995

    REVENUES. Revenues in 1996 were $56.8 million compared to $30.0 million in 1995. Approximately $17.1 million of the increase was attributable to the impact of the full year contribution from the CDI Acquisition, which was acquired by the Company in separate closings in June, August and November of 1995. In addition, the Company completed 16 acquisitions in 1996, which accounted for approximately $6.3 million of the increase in revenues.

    COST OF OPERATIONS. Cost of operations in 1996 was $30.4 million compared to $17.3 million in 1995, an increase corresponding primarily to the Company's revenue growth described above. As a percentage of revenues, cost of operations declined to 53.5% in 1996 from 57.6% in 1995, due primarily to the following factors. The Company's proportion of landfill operations, which generally have lower operating costs than collection operations, has increased as a result of the full year contribution of the CDI Acquisition. In addition, operating cost savings occurred as a result of the consolidation of the acquired Missouri collection operations and the full year impact of the new transfer stations opened in the Missouri region.

    SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. SG&A expenses were $8.3 million in 1996 compared to $5.9 million in 1995. The increase in the SG&A expenses resulted from the full year impact of the CDI Acquisition as well as increased expenses from the 16 acquisitions completed in 1996. As a percentage of revenues, SG&A expenses declined to 14.6% in 1996 from 19.6% in 1995. The decrease in SG&A expense as a percentage of revenues was due primarily to a significant increase in revenue, while corporate and other related administrative expenses increased moderately. In 1996, the Company terminated a management agreement with an affiliate of its principal shareholder, pursuant to which a management fee of $466,000 was paid in 1996.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense for 1996 was $12.3 million compared to $6.3 million in 1995. The increase is due primarily to the CDI Acquisition which significantly increased landfill airspace amortization and provision for closure costs, and to a lesser extent, the capital expenditures and goodwill associated with acquisitions consummated in 1996. As a percentage of revenues, depreciation and amortization expense was 21.7% during 1996 versus 21.0% in 1995. The relatively high percentages are primarily due to the configuration of the Wheatland landfill in 1995 and the high concentration of the Company's assets in landfills following the CDI Acquisition in 1996. Depreciation and amortization expense is expected to decline as a percentage of revenues in future periods as the concentration of the Company's assets in landfills diminishes due to the full year impact of the 1996 collection company acquisitions and as the Company reduces future cell development cost. Net fixed assets increased to $93.7 million in 1996 from $81.3 million in 1995 and goodwill, net of accumulated amortization expense, increased to $31.2 million in 1996 from $15.7 million in 1995.

    NET INTEREST EXPENSE. Net interest expense was $5.5 million in 1996 compared to $2.8 million in 1995. This increase is attributable to the full year impact of additional debt incurred to complete the CDI Acquisition and the 16 acquisitions completed in 1996.

    INCOME TAXES. The Company recorded an income tax provision of $245,000 and $332,000 for 1996 and 1995, respectively. The 1996 provision reflects the Company having consolidated taxable income of $460,000. Although the Company recorded a net loss in 1995, the Company recorded an income tax provision because the Company's subsidiaries were not then consolidated and CDI reported a profit.

    EXTRAORDINARY LOSS. In 1996, the Company recognized an extraordinary loss of $476,000, representing the write-off of unamortized debt issuance costs in connection with the refinancing of its prior credit facility.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    REVENUES. Revenues in 1995 were $30.0 million compared to $18.5 million in 1994. The increase in revenues was due primarily to the effects of the CDI Acquisition and, to a lesser extent, price and volume increases attributable to existing operations. Revenues of $10.1 million in 1995 were generated from companies acquired during 1995, while increases in revenue attributable to operations acquired prior to 1996 amounted to $1.3 million.

    COST OF OPERATIONS. Cost of operations in 1995 was $17.3 million compared to $12.6 million in 1994. This increase in costs was attributable primarily to increases in the Company's revenues described above. As a percentage of revenues, cost of operations was 57.6% in 1995 compared to 68.3% in 1994. This decrease was due primarily to operating efficiencies and improvements from the Company's development of its Missouri region and the impact of the CDI Acquisition, which shifted the relative proportion of the Company's assets toward landfills that typically operate at higher margins than collection operations.

    Selling, General and Administrative Expenses. SG&A expenses were $5.9 million in 1995 compared to $4.9 million in 1994. The increase was a result of expenses associated with the CDI Acquisition, expenses incurred in connection with the Company's increase in personnel and other expenses related to the anticipated expansion of the Company's operations. SG&A expenses as a percentage of revenues were 19.6% in 1995 compared to 26.5% in 1994.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense in 1995 was $6.3 million compared to $3.2 million in 1994. The increase in depreciation and amortization expense is due to the acquisition of the CDI landfills, with their relatively higher depreciation and amortization expense compared to depreciation and amortization expense of collection operations, depreciation of increased capital expenditures and a one time write-off of $505,000 following the Company's election in 1995 not to pursue the enforcement of several covenants not to compete. Net fixed assets increased to $81.3 million in 1995 from $17.1 million in 1994 and goodwill, net of accumulated amortization expense, increased to $15.7 million in 1995 from $13.6 million in 1994.

    NET INTEREST EXPENSE. Net interest expense increased to $2.8 million in 1995 from $1.5 million in 1994. This increase primarily reflects increased indebtedness incurred in connection with acquisitions and capital expenditures.


    INCOME TAXES. Although the Company recorded a net loss in 1995, the Company recorded an income tax expense of $332,000 in 1995 because the Company's subsidiaries were not then consolidated and CDI reported a profit in 1995. The Company recorded an income tax benefit of $1.4 million in 1994. See Note 6 of the Notes to Consolidated Financial Statements included elsewhere herein.


    EXTRAORDINARY LOSS. In 1995, the Company recognized an extraordinary loss of $908,000, representing unamortized deferred debt issuance cost in connection with the extinguishment of debt outstanding under a prior credit facility.

LIQUIDITY AND CAPITAL RESOURCES

    Due to the capital intensive nature of the solid waste industry, the Company has used, and expects to continue using, substantially all cash generated from operations to fund acquisitions, capital expenditures and landfill development. Certain operating equipment has also been acquired using leases which have short and medium-term maturities. As a result, the Company has incurred working capital deficits in the past, and there can be no assurance that its available working capital will be sufficient in the future as it pursues its acquisition-based growth strategy. Historically, the Company has satisfied its acquisition, capital expenditure and working capital needs primarily through equity and bank financings. There can be no assurance that such financing will continue to be available.

    Operating activities provided net cash of $11.7 million in the year ended December 31, 1996, compared to $5.6 million in the year ended December 31, 1995. From 1995 to 1996, depreciation and amortization expense increased by $6.0 million and accounts payable, accrued liabilities and accrued environmental and landfill costs increased by $1.5 million. Operating activities in the quarter provided net cash of $1.3 million compared to $2.0 million in the three months ended March 31, 1996, reflecting the additional operating contribution of the Company, partially offset by an increase in receivables as a result of increased revenues. The increase in each of these items was primarily due to increases in environmental and landfill costs, which correlated with the significant increase in landfill revenues resulting from the full year impact of the CDI Acquisition. From 1994 to 1995, depreciation and amortization expense increased by $3.1 million and accounts payable, accrued liabilities and accrued environmental and landfill costs increased by $1.8 million, primarily due to the CDI Acquisition.

    Investing activities used net cash of $39.0 million and $68.4 million in the years ended December 31, 1996 and 1995, respectively. Investing activities used net cash of $40.2 million and $2.7 million in the three months ended March 31, 1997 and 1996, respectively. The Company's capital expenditure and working capital requirements have increased significantly, reflecting the Company's rapid growth by acquisition and development of revenue producing assets and will increase further as the Company continues to pursue its acquisition-based growth strategy. During 1994, the Company spent $5.6 million on capital expenditures, of which $1.7 million was for cell development at the Company's initial two landfills. During 1995, when the Company acquired the three CDI landfills, the Company spent $6.2 million on capital expenditures, of which $4.9 million was for cell development. In connection with such acquisitions, the Company required $25.5 million in equity infusions from its principal stockholders and $36.7 million in bank debt. In 1996, the Company spent $14.0 million for capital expenditures, of which $9.0 million was used for cell development. The increase in cell development costs in 1996 over 1995 was due to the Company's ownership of the Clarion, Livingston and Wyandot landfills for the entire year and the fact that increased volumes at the landfills necessitated cell development prior to the winter season when construction activities cease. In fiscal year 1997, the Company expects to spend approximately $14.5 million for capital expenditures of which $9.0 million is anticipated to be used for cell development. During the three months ended March 31, 1997, the Company spent $3.6 million in capital expenditures, of which $1.7 million was for cell development.

    Financing activities provided net cash of $23.2 million, $68.6 million and $5.7 million in the years ended December 31, 1996, 1995 and 1994, respectively. Net cash provided by financing activities in 1996 reflects the application of the net proceeds from the Company's initial public offering, net proceeds from the refinancing of the Company's credit facilities and repayment of a note payable to a stockholder. Net cash provided by financing activities in 1995 reflects the proceeds from the issuance of a $12.5 million note payable and $25.5 million in equity to the Company's principal stockholders and increased borrowings under the Company's prior credit facility incurred in connection with the CDI Acquisition. In the three months ended March 31, 1997, financing activities provided net cash of $38.5 million, drawn principally from the Company's Credit Facility to fund the acquisitions consummated through March 31, 1997, compared to $881,000 for the three months ended March 31, 1996.


    In May 1997, the Company increased the amount of its credit facility with ING (U.S.) Capital Corporation, as administrative agent for the lenders, Morgan Guaranty Trust Company of New York, as syndication agent, Union Bank of California, N.A., as documentation agent, BHF-Bank Aktiengesellschaft, as co-agent, and Bank of America Illinois, as co-agent for the lenders, from $125 million to $200 million. The Credit Facility provides the Company with a term loan of $60 million, and a $140 million expansion facility (of which $20 million can be used for working capital and letter of credit purposes). The various loans and lines of credit under the Credit Facility bear interest at rates per annum equal to, at the Company's discretion, either: (i) the higher of (a) the federal funds rate plus 0.5% and (b) the prime rate, plus an applicable margin ranging from 0% to 1.0%; or (ii) the London Interbank Offered Rate ("LIBOR"), plus an applicable margin ranging from 1.0% to 2.50%, and have maturities ranging from 2002 to 2004. As of May 31, 1997, the Company had borrowed $60.5 million under the Credit Facility. As of such date, the interest rates on the various loans and lines of credit under the Credit Facility ranged from 7.69% to 8.50% and the total unused availability under the Credit Facility was $139.5 million, of which $20 million may be used for working capital and letter of credit purposes. During the year ended December 31, 1996, the Company's operating income plus depreciation and amortization ("EBITDA") was $18.1 million and interest expense during this period was $5.7 million. The Company's ability to use the expansion facility is based upon a number of covenants, including the maintenance of specified debt to equity and fixed charge coverage ratios. The Company is in compliance with the terms of these covenants. Other covenants contain limitations on the payments of dividends, the incurrence of additional debt and the use of proceeds from certain debt or equity issuances.


    Effective May 13, 1997, the Company completed a public offering of 4,600,000 shares (including the underwriters' over-allotment option) at $16.50 per share. This resulted in net proceeds to the Company of approximately $70.8 million which were used to pay down a portion of the Company's Credit Facility. Immediately following the offering, the Company had 13,472,501 shares of common stock outstanding.

    The Company intends to satisfy its interest obligations as well as future capital expenditures and working capital requirements, with cash flows from operations and borrowings under the Credit Facility. However, the Company may need to raise additional capital to fund the acquisition and integration of additional solid waste businesses. The Company may raise such funds through bank financings or public or private offerings of its securities. There can be no assurance that the Company will be able to secure such funding, if necessary, on favorable terms, if at all. If the Company is not successful in securing such funding, the Company's ability to pursue its business strategy may be impaired and results of operations for future periods may be adversely affected. See "Risk Factors--Funding of Future Capital Requirements."

    The Company expects that Subtitle D and other regulations that apply to the non-hazardous waste disposal industry will require the Company, as well as others in the industry, to alter operations and to modify or replace existing facilities. Such expenditures have been and will continue to be substantial. Regulatory changes could accelerate expenditures for closure and post-closure monitoring and obligate the Company to spend sums in addition to those presently reserved for such purposes. These factors, together with the other factors discussed above, could substantially increase the Company's operating costs. See "Risk Factors--Extensive Environmental and Land Use Laws and Regulations."

INFLATION AND PREVAILING ECONOMIC CONDITIONS

    To date, inflation has not had a significant impact on the Company's operations. Consistent with industry practice, most of the Company's contracts provide for a pass through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company therefore believes it should be able to implement price increases sufficient to offset most cost increases resulting from inflation. However, competitive factors may require the Company to absorb at least a portion of these cost increases, particularly during periods of high inflation. The Company is unable to determine the future impact of a sustained economic slowdown.

SEASONALITY

    The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that: (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months; and (ii) the volume of industrial and residential waste in the regions where the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may delay the development of landfill capacity and otherwise result in the temporary suspension of certain of the Company's operations and could materially adversely affect the Company's overall business, financial condition and results of operations.

                                    BUSINESS

INTRODUCTION

    American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns six solid waste landfills and owns, operates or has exclusive contracts to receive waste from 13 transfer stations. The Company's landfills and transfer stations are supported by its collection operations, which currently serve over 226,000 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 41 solid waste businesses, including five solid waste landfills and 36 solid waste collection companies.

    The Company began its operations in the Midwest and currently has operations in Arkansas, Connecticut, Illinois, Indiana, Kansas, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's principal growth strategy is to identify and acquire solid waste landfills located in markets that are within approximately 125 miles of significant metropolitan centers and to secure dedicated waste streams for such landfills by acquisition or development of transfer stations and acquisition of collection companies. The Company expects the current consolidation trends in the solid waste industry to continue as many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to operate in compliance with increasingly stringent environmental and other governmental regulations. Further, several of the national waste management companies have announced their intention to focus on their core markets and have recently begun to divest certain of their non-core solid waste assets, which should present the Company with additional acquisition opportunities. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets.

    The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in its target markets; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

    The implementation of the Company's operating program is substantially complete in its Missouri and Ohio regions. In the Missouri region (which also includes Arkansas, Kansas and Oklahoma), the Company has acquired one landfill and 15 collection companies and has acquired, developed or secured exclusive contracts with six transfer stations. In the Ohio region, the Company has completed the acquisition of one landfill and 12 collection companies and has acquired, developed or secured exclusive contracts with four transfer stations. The Company is in the second phase of its operating program in its Illinois, western Pennsylvania and Rhode Island regions, as well as in the southwestern Indiana region, where the Company began its operations in 1997.

    The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is for its captive waste streams (which include the Company's collection operations and third-party haulers operating under long-term collection contracts) to provide in excess of 50% of the volume of solid waste disposed of at each of its landfills. During the year ended December 31, 1996, the Company's captive waste constituted an average of approximately 61% of the solid waste disposed of at its landfills. The Company plans to continue to pursue its acquisition-based growth strategy to increase the internalization of waste collected and expand its presence in its existing and proximate markets.

INDUSTRY BACKGROUND

    In the United States, landfilling is at present the most common means of disposing of non-hazardous municipal solid waste ("MSW"), which consists primarily of refuse and garbage from households and commercial establishments. In addition, landfilling is one of the means of disposing of certain special waste. Special waste, some types of which may require special handling, consists of all waste not regulated as hazardous waste under federal or state laws other than MSW and may include asbestos, petroleum contaminated soil, incinerator ash, foundry sands and sewage and industrial sludges.

    In October 1991, the EPA adopted the Subtitle D Regulations, which generally became effective on October 9, 1993 (except for certain MSW landfills accepting less than 100 tons per day, as to which the effective date was April 9, 1994, and new financial assurance requirements, which became effective April 9, 1997). The Subtitle D Regulations specify design, siting, operating, monitoring, closure and financial requirements for landfill operations and, among other things, require upgraded or new composite landfill liners, leachate collection and treatment, groundwater and methane gas monitoring, stricter siting and locational criteria, closure and extended post-closure requirements and financial assurances (such as a surety bond) that the owner or operator can meet certain of these obligations. Each state is required to revise its applicable solid waste regulations or programs to meet the requirements of the Subtitle D Regulations or such requirements automatically will be imposed by the EPA. Many states have already adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations, including all of those in which the Company's landfills are located.

    The Company believes that in recent years there has been a trend towards consolidation of landfill ownership and that a similar trend is emerging in the solid waste collection industry, which historically has been characterized by numerous small companies. The Company believes that these trends will continue and are the result of several factors:

    - The Subtitle D Regulations and related state regulations and programs have significantly increased the amount of capital and the technical expertise required in order to own and operate a landfill. As a result, many landfill operators that lack the required capital or expertise are electing to sell their landfills, as an alternative to closing them.

    - A number of municipalities are electing to privatize the operations of their municipal landfills as an alternative to funding the changes to these landfills that are required in order to comply with the Subtitle D Regulations and related state regulations and programs.

    - As a result of heightened sensitivity to environmental concerns by many communities, it is becoming increasingly desirable in many markets for collection companies to provide waste reuse and reduction programs, such as recycling and composting, in addition to conventional waste collection services. This development, as well as more stringent bonding requirements being imposed on waste collection companies by various municipalities, have increased the amount of capital generally required for waste collection operations, causing private collection companies that lack the requisite capital to sell their operations to better capitalized companies.

    In addition to the ongoing consolidation trend involving independent landfill and collection operators, several of the national waste management companies have announced their intention to focus on their core markets and have recently begun to divest certain of their non-core solid waste assets, which should present the Company with other acquisition opportunities. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets, as well as in new markets that meet the Company's acquisition criteria.

STRATEGY

    The Company's objective is to build a large regional fully-integrated solid waste services company with an established market presence in secondary markets. The Company's strategy for achieving this objective is to establish a market presence generally anchored by its landfills; to increase volume in its markets through "tuck-in" acquisitions of collection companies and marketing to new customers; to provide a high level of customer service; to implement selective price increases; and to continue to implement strict cost controls and reduce corporate overhead as a percentage of revenues. The Company believes that this strategy of building an integrated entity should provide it with competitive cost advantages in its targeted regional markets. The Company's ability to implement its strategy is enhanced by the experience of its senior managers and their knowledge of the solid waste industry. There can be no assurance, however, that the Company will be successful in the execution of its strategy. See "Risk Factors."

    The Company targets acquisitions in geographic areas characterized by one or more of the following criteria: (i) the availability of permitted and underutilized landfill capacity located outside of, but within 125 miles of, a significant metropolitan center; (ii) the absence of a dominant competitor in the area which would preclude the Company from implementing its business strategy; (iii) anticipated economic and population growth; and (iv) near- or medium-term scheduled closures of competing landfills.

    The Company has adopted the following four-step operating program in executing its business strategy:

        1. LANDFILL ACQUISITIONS. Once the Company identifies an area that qualifies under its target market criteria, the Company seeks to establish a market presence, generally by acquiring one or more landfills in that area that can be accessed economically from the metropolitan center or from the regional market area, either through direct hauling or through strategically located transfer stations. In evaluating a landfill acquisition, the Company considers, among others, the following factors: (i) current disposal costs together with transportation costs to the targeted landfill relative to transportation and disposal costs of potential competitors; (ii) expected landfill life; (iii) opportunities for landfill expansion; and (iv) projected short-term ability to secure a minimum of 500 tons per day of disposal volume.

        2. SECURE CAPTIVE WASTE VOLUMES. After the Company has acquired a landfill, it seeks to build a market presence and increase the utilization of the landfill by securing captive waste streams, which includes developing and acquiring transfer stations, entering into waste collection contracts and acquiring waste collection companies. Generally, the Company pursues the acquisition of collection companies that: (i) have well-established residential or commercial collection routes and accounts; (ii) own and operate transfer stations; or (iii) do not own landfills and are vulnerable to volatile disposal pricing, which the Company believes it can minimize through landfill ownership.

        3. "TUCK-IN" ACQUISITIONS. The Company acquires service rights, obligations, machinery and equipment in "tuck-in" acquisitions of collection companies to: (i) increase the waste stream directed to its landfills; (ii) maximize its market presence; and (iii) take advantage of economies of scale which should increase earnings and return on capital.

        4. INTEGRATION AND EXPANSION OF OPERATIONS. Immediately upon closing any acquisition, the Company integrates the acquired company into its operations by: (i) instituting strict cost control procedures; (ii) consolidating and rationalizing collection routes and pricing; (iii) implementing Company operating policies and procedures (including programs designed to improve employee productivity and equipment utilization); (iv) establishing a sales and marketing force; and (v) converting the acquired company to the Company's accounting, data processing and management reporting systems. During the transition period following acquisitions, the Company retains the management of certain companies it acquires in order to benefit from management's local operating knowledge and the goodwill it has developed. Additionally, on a selective basis, the Company seeks to expand the capacity of its landfills to accommodate increasing waste volumes and improve profitability.

    In addition, the Company may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

ACQUISITION PROGRAM

    In January 1993, representatives of Charterhouse and the Company's management formulated an acquisition-based growth strategy to establish a large regional fully-integrated solid waste management services company. To execute its strategy, affiliates of Charterhouse acquired a majority interest in ADS, which owned one landfill in Oklahoma, and began assembling a senior management team. See "The Company." Using ADS as a platform for this strategy, the Company has increased the number of landfills it owns from one to six and has completed 41 acquisitions of solid waste companies since January 1993.

    The Company has assembled an experienced acquisition team comprised of operations, environmental, engineering, legal, financial and accounting personnel, each engaged in identifying and evaluating acquisition opportunities in order to execute its operating program. The Company has established pre-acquisition review procedures for acquisition candidates, including legal, financial, engineering, operational and environmental reviews. The environmental review includes, where appropriate, investigation of geologic, hydrogeologic and other site conditions, past and current operations (including types of waste deposited), design and construction records, permits, regulatory compliance history, regulatory agency records and available soil sampling, groundwater and air monitoring results. The Company uses regional managers to assist in the acquisition process by identifying suitable candidates and performing pre-acquisition review and evaluation tasks.

    In considering whether to proceed with an acquisition, in addition to determining whether the candidate meets the Company's criteria described above, the Company evaluates a number of factors, including: (i) the acquisition candidate's historical and projected financial results; (ii) any expected synergies with one or more of the Company's existing operations; (iii) the proposed purchase price and the Company's expected resultant internal rate of return on investment and the expected impact on the Company's earnings per share; (iv) whether the candidate will enhance the Company's ability to effect other acquisitions in the vicinity; (v) the candidate's customer service reputation and relationships with the local communities; (vi) the composition and size of the candidate's customer base; (vii) the types of services provided by the candidate; and (viii) whether the candidate has definable and controllable liabilities, including potential environmental liabilities. The Company believes that significant opportunities exist to acquire new landfills and to develop its existing markets, and reviews acquisition opportunities on an ongoing basis.

COMPLETED ACQUISITIONS

    The Company has completed 41 acquisitions of solid waste companies since January 1993, which are summarized in the table below.

COMPANY                                               BUSINESS              PRINCIPAL LOCATION       DATE ACQUIRED
-------------------------------------------  --------------------------  ------------------------  ------------------
MISSOURI REGION:
Wheatland                                    Landfill                    Scammon, KS               January 1993
Pittsburg Sanitation                         Collection                  Pittsburg, KS             January 1993
Ozark Sanitation                             Collection                  Carthage, MO              January 1993
Trashmaster                                  Collection                  Joplin, MO                January 1993
A-1 Trash Service                            Collection                  Verona/Aurora, MO         April 1993
Tate's Transfer                              Transfer Station            Verona/Aurora, MO         April 1993
Renfro Sanitation                            Collection                  Branson, MO               June 1993
B&B Trash                                    Collection                  Pittsburg, KS             July 1993
B&B Refuse                                   Collection                  Neosho, MO                December 1993

COMPANY                                               BUSINESS              PRINCIPAL LOCATION       DATE ACQUIRED
-------------------------------------------  --------------------------  ------------------------  ------------------
Apex Sanitation                              Collection                  Grove, OK and             December 1993
                                                                         Green Forest, AR
Epps Sanitation                              Collection                  Branson, MO               December 1993
Cummings Sanitation                          Collection                  Nixa, MO                  May 1994
Light Hauling                                Collection                  Branson, MO               August 1994
Poole's Sanitation                           Collection                  Bentonville, AR           August 1994
Southwest Waste                              Collection                  Springfield, MO           July 1996
Nesvold Sanitation                           Collection                  Seneca, MO                December 1996
Sparky's Waste Control                       Collection                  Springfield, MO           January 1997

OHIO REGION:
Wyandot                                      Landfill                    Upper Sandusky, OH        August 1995
Environmental Transportation and Management  Collection                  Findlay, OH               May 1996
R&R Waste Disposal                           Collection                  Findlay, OH               May 1996
Jerry's Rubbish                              Collection                  Findlay, OH               June 1996
Seneca Disposal                              Collection                  Tiffin, OH                June 1996
Ross Bros. Waste & Recycling                 Collection and Transfer     Mt. Vernon, OH            September 1996
                                             Station
D&L Hauling                                  Collection                  Findlay, OH               October 1996
Rutledge Trucking                            Collection                  Delaware, OH              November 1996
Morrow Sanitary Company                      Collection                  Mt. Gilead, OH            November 1996
Bowers-Phase II, Inc.                        Collection and Transfer     Vickery, OH               December 1996
                                             Station
Cargo Services                               Collection                  Mt. Gilead, OH            December 1996
Rumpke Waste, Inc. (routes)                  Collection                  Fostoria, OH              December 1996
Christiansen's                               Collection                  Sandusky, OH              May 1997

ILLINOIS REGION:
Livingston                                   Landfill                    Pontiac, IL               November 1995

WESTERN PENNSYLVANIA REGION:
Clarion                                      Landfill and Collection     Leeper, PA                June 1995
Mauthe Sanitation                            Collection                  Strattanville, PA         March 1996
Allied Waste Systems, Inc.                   Collection                  Youngstown, OH            February 1997
Horodyski                                    Collection                  Warren, OH                April 1997

RHODE ISLAND REGION:
T&J Trucking                                 Collection                  Johnston, RI              September 1996
American Disposal Services, Inc./ N.E.E.D.   Collection                  Johnston, RI              September 1996
A-1 Container                                Collection                  Rehoboth, MA              January 1997
BFI--Derby District                          Collection and Transfer     Seymour, CT               April 1997
                                             Station
Liberty Disposal                             Collection                  Providence, RI            May 1997

SOUTHWESTERN INDIANA REGION:
WMX-Evansville                               Landfill, Collection and    Evansville, IN            April 1997
                                             Transfer Station

    MISSOURI REGION. The Company established a market presence in the southwest Missouri region in January 1993 with the acquisition of its Wheatland landfill. The implementation of the Company's operating program is substantially complete in its Missouri region. Since purchasing the Wheatland landfill, the Company has acquired one transfer station and independently developed three transfer stations. The Company also has exclusive contracts to accept waste from two other transfer stations. Additionally, the Company acquired 15 collection companies, including the three operations purchased simultaneously with the Wheatland landfill. The collection operations and transfer stations have been consolidated into three divisions. The Company has integrated acquired companies by consolidating and rationalizing routes and pricing, reducing overhead through consolidating an acquired company's operations, implementing the Company's cost controls and operating procedures, converting acquired companies to the Company's management reporting systems and implementing a sales and marketing team. The Company continues to pursue "tuck-in" acquisitions of collection companies to increase its per ton margins through internalizing waste streams. The Company also seeks to expand its operations by taking advantage of the economic efficiencies provided by its integrated operations and is in the process of developing another transfer station. Since the acquisition of its Wheatland landfill, the Company has increased the waste volume at its landfill by approximately 1,000 tons per day.

    OHIO REGION. The Company established a market presence in north-central Ohio in August 1995 with the acquisition of its Wyandot landfill, which is located within approximately 125 miles of Cleveland, Ohio and within approximately 75 miles of Toledo and Columbus, Ohio. The implementation of the Company's operating program is substantially complete in its Ohio region. To date, the Company has acquired 12 collection companies and has acquired, developed or secured exclusive contracts with four transfer stations in the Ohio region. Since the acquisition of the Wyandot landfill, the Company has increased the waste volume at this landfill by approximately 400 tons per day, primarily through the acquisition of collection companies, new operating contracts with two transfer stations and implementation of a new sales focus. To further expand its operations, the Company is seeking to increase capacity at the Wyandot landfill. See "Business--Operations--Landfills." Prior to the acquisition by the Company, the Wyandot landfill's waste volume was composed primarily of special waste. As part of its ongoing strategy in the Ohio region, the Company seeks to continue to increase its volume of internalized waste through additional "tuck-in" acquisitions in order to increase per ton margins.

    ILLINOIS REGION. The Company established a market presence in north-central Illinois in November 1995 with the acquisition of its Livingston landfill, which is located approximately 90 miles from downtown Chicago. The acquisition of the Livingston landfill was attractive to the Company's management because of the expected closing of two competing landfills (one of which closed in October
1996) that accepted an aggregate of approximately 15,000 tons per day and the management team's experience with the Chicago market. Since the acquisition of the Livingston landfill, the Company has increased the waste volume at this landfill by approximately 3,900 tons per day through intensified sales and marketing efforts. Approximately 74% of the waste volume at the Livingston landfill is delivered under long-term disposal contracts.

    WESTERN PENNSYLVANIA REGION. The Company entered the western Pennsylvania region in June 1995 with the acquisition of its Clarion landfill and an affiliated collection company. The Clarion landfill is located within 80 miles of both Pittsburgh and Erie, Pennsylvania. The Company began the second phase of its operating program in the western Pennsylvania region in March 1996 by acquiring a second collection company. Since the acquisition of the Clarion landfill, the Company has increased deliveries to this landfill by approximately 300 tons per day to the maximum daily limit, primarily through the acquisition of collection companies. In addition, the Company acquired Allied Waste Systems in February 1997, a collection company located in Youngstown, Ohio, which services the western Pennsylvania region. As a result of this acquisition, the volume of the Company's internalized waste has increased in the western Pennsylvania region. In April 1997, the Company acquired Horodyski, a collection company located in Warren, Ohio. The Horodyski acquisition is a "tuck-in" acquisition to complement the operations of Allied Waste Systems. As part of its ongoing strategy in the western Pennsylvania market, the Company seeks to continue to increase its volume of internalized waste through additional "tuck-in" acquisitions in order to increase per ton margins.

    RHODE ISLAND REGION. The Company began operating in the Rhode Island region in September 1996 with the acquisition of two collection companies. Although the Company's initial entry into the Rhode Island region did not strictly conform to its four-step operating program in that the Company did not own a landfill in the region, the opportunities presented by the Rhode Island region met the Company's overall business and operating objectives. Expansion into the Rhode Island region allows the Company to expand its presence in the Northeast, an unconsolidated market.

    In January 1997, the Company acquired A-1 Container in Rehoboth, Massachusetts, a "tuck-in" acquisition, which has been integrated into the Company's Rhode Island region. In April 1997, the Company acquired a collection operation and a transfer station contract from Browning-Ferris Industries of Connecticut, Inc. in southwestern Connecticut. The town of Stratford, Connecticut holds the permit to the transfer station, which the Company operates. In May 1997, the Company acquired substantially all of the assets of Liberty Disposal, which operates 25 routes and offers commercial, residential and industrial waste collection and recycling services in Rhode Island and Massachusetts.

    SOUTHWESTERN INDIANA REGION. In April 1997, the Company acquired a landfill, two collection companies, an exclusive transfer station contract and a permit to develop a new transfer station, all located in the southwestern Indiana region. The Company plans to pursue additional "tuck-in" acquisitions of collection companies to increase its per ton margins through internalizing waste streams.

    There can be no assurance that the Company will be successful in implementing its operating program in any of these existing markets or in any future markets. See "Risk Factors--Ability to Manage Growth," "--Availability of Additional Acquisition Targets; Integration of Future Acquisitions," "--History of Losses and Working Capital Deficits; Integration of Completed Acquisitions," "--Funding of Future Capital Requirements," "--Limitations on Internal Expansion" and "--Limited Operating History."

OPERATIONS

    The Company's waste management operations include the ownership and operation of solid waste landfills, transfer stations and waste collection services. The Company's landfills are relatively underutilized given their potential size and the fact that the Company's operating program in a majority of its markets has not yet been completed. There can be no assurance, however, that the Company will be successful in executing its operating program. See "Risk Factors." The Company believes that all of its landfills and transfer stations comply with or exceed the requirements mandated by the Subtitle D Regulations and the applicable state regulations. The Company regularly monitors incoming waste at its landfills to determine if such wastes are in compliance with its permits.

    LANDFILLS

    The Company currently owns six landfill operations permitted to receive solid waste. These landfill operations are located in Illinois, Indiana, Ohio, Pennsylvania, Kansas and Oklahoma.

    Each of the Company's landfill operations is located on land owned by the Company. The permitted waste streams at each of these landfills include both MSW and certain special waste (the type of special waste varying from landfill to landfill). During the year ended December 31, 1996, the Company's captive waste (including the Company's collection operations and third party haulers operating under long-term contracts) constituted an average of approximately 61% of the solid waste disposed of at its landfills.

    The table and landfill descriptions below provide certain additional information, as of March 31, 1997 regarding the six landfills that the Company owns and operates.

                                                                             APPROXIMATE ACREAGE           APPROXIMATE
                                                                         ----------------------------   UNUSED PERMITTED
LANDFILLS                                             LOCATION             TOTAL      PERMITTED(1)        AIRSPACE (2)
--------------------------------------------  -------------------------  ---------  -----------------  -------------------
                                                                                                         (IN MILLIONS OF
                                                                                                          CUBIC YARDS)
Livingston..................................  Pontiac, IL                      556            255                30.0
Wyandot(3)..................................  Upper Sandusky, OH               344             87                 6.2
Clarion.....................................  Leeper, PA                       606             60                 4.1
Wheatland...................................  Scammon, KS                       68             55                 1.3
Pittsburg County(4).........................  Pittsburg, OK                     76             15                 0.4
Blackfoot...................................  Evansville, IN                   379            166                17.9
                                                                         ---------            ---                 ---
    Total...................................                                 2,029            638                59.9
                                                                         ---------            ---                 ---
                                                                         ---------            ---                 ---

------------------------

(1) Permitted acreage, as used in this table and in this Prospectus, represents the portion of the total acreage on which disposal cells and supporting facilities have been constructed (including any that may have been filled or capped) or may be constructed based upon an approval issued by the state generally authorizing the development or siting of a landfill on the acreage. Prior to actually constructing and/or operating each new disposal cell on the permitted acreage, it may be necessary, depending upon the regulatory requirements of the particular state, for the Company to obtain additional authorizations with respect to such cell. The portion of total acreage that is not currently permitted acreage is not currently available for waste disposal.

(2) Unused permitted airspace represents in cubic yards the estimated portion of the permitted acreage that has not yet been used for waste disposal but may be available for waste disposal after certain approvals are secured and, in some instances, new disposal cells are constructed. Prior to actually constructing and/or operating a new disposal area or cell on permitted acreage, it may be necessary, depending upon the regulatory requirements of the particular state or locality, for the Company to obtain additional authorizations.

(3) The Company has applied for a permit to increase the permitted acreage and permitted cubic airspace at the Wyandot landfill by approximately 98 acres and approximately 19.1 million cubic yards, respectively.

(4) The Company has applied for a permit to increase the permitted acreage and permitted cubic airspace at the Pittsburg County landfill by approximately 15 acres and approximately 975,000 cubic yards, respectively.

    The Company monitors the available permitted in-place disposal capacity at each of its landfills on an ongoing basis and evaluates whether to seek to expand this capacity. In making this evaluation, the Company considers various factors, including the volume of waste projected to be disposed of at the landfill, the size of the unpermitted acreage included in the landfill, the likelihood that the Company will be successful in obtaining the necessary approvals and permits required for the expansion and the costs that would be involved in developing the expanded capacity. The Company also considers on an ongoing basis the extent to which it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams at a particular landfill or to seek other permit modifications. Set forth below is certain information concerning certain of the new permits, permit modifications and approvals that the Company is currently seeking to enable it to expand its disposal capacity. There can be no assurance that the Company will succeed in obtaining any of such permits, permit modifications or approvals, or that additional permits, permit modifications or approvals will not be required or that additional requirements will not be imposed by regulatory agencies. See "Risk Factors--Limitations on Internal Expansion" and "--Extensive Environmental Land Use Laws and Regulations."

    LIVINGSTON. The Livingston landfill consists of approximately 556 acres, of which approximately 255 are permitted acres. There are approximately 30.0 million cubic yards of unused permitted airspace. Previously, cells developed at the Livingston landfill have been constructed with double composite liner systems. In September 1996, the Livingston landfill received a permit to construct cells using a single liner composite system. In February 1997, Livingston received a significant modification permit from the Illinois Environmental Protection Agency for a major lateral and vertical expansion and re-permitting of the site. This significant modification permit includes authorization to expand the residual waste monofill into a facility capable of accepting various special wastes and MSW, and thereby increases the permitted acreage by approximately 200 acres to approximately 255 acres and increased the site's available capacity from approximately 6.0 million cubic yards to an estimated available capacity of approximately 30.0 million cubic yards. The Livingston landfill has approximately 14 years of total site life at current disposal levels, which have increased substantially since its acquisition by the Company.

    WYANDOT. The Wyandot landfill consists of approximately 344 acres in three proximate locations, and the Company has an option to purchase up to approximately 94 adjacent additional acres in the vicinity. Approximately 87 of the owned acres are permitted, and there are approximately 6.2 million cubic yards of unused permitted airspace. Cells developed to date at the Wyandot landfill have been constructed with double composite liner systems. The Company has applied for a permit from applicable regulatory authorities to use a single composite liner in constructing new cells, which the Company believes should reduce cell development costs. In addition, the Company has applied for a permit from the Ohio Environmental Protection Agency to expand its landfill capacity by using the valley between two of the hills that are currently permitted for waste disposal, as well as the option acreage. The Company anticipates that if it exercised its option, obtained the required permits and constructed the additional landfill areas, the Wyandot landfill would have approximately 50 years of total site life at current disposal levels.

    CLARION. The Clarion landfill consists of approximately 606 acres, of which approximately 60 are permitted acres. There are approximately 4.1 million cubic yards of unused permitted airspace. Cells developed at the Clarion landfill have been, and due to regulatory requirements will continue to be, constructed with double liner systems. The Clarion landfill has approximately 11 years of total site life at current disposal levels.

    WHEATLAND. The Wheatland landfill consists of approximately 68 acres, and the Company has an option to purchase up to approximately 800 additional acres in the vicinity. Approximately 55 of the owned acres are permitted acres and there are approximately 1.3 million cubic yards of unused permitted airspace. The Company anticipates that after a planned expansion, the Wheatland landfill would have approximately eight years of total site life at current disposal levels (three years if such expansion is not approved by the Cherokee County Board of Commissioners). In addition, the Company has an option to purchase an undeveloped parcel in Missouri, which has been granted a permit to develop a landfill.

    PITTSBURG COUNTY. The Pittsburg County landfill consists of approximately 76 acres, of which approximately 15 are permitted acres. There are approximately
0.4 million cubic yards of unused permitted airspace. The Company applied for a permit in October 1996 to build a lateral expansion that would increase permitted capacity to approximately 30 acres. The Company anticipates that after the planned expansion, the Pittsburg County landfill would have approximately 25 years of total site life at current disposal levels.

    BLACKFOOT. The Blackfoot landfill in Evansville, Indiana consists of approximately 379 acres, of which approximately 166 are permitted acres. The site recently received a permit which increases the available capacity to approximately 17.9 million cubic yards of airspace. The Blackfoot landfill has approximately 45 years of total site life at current disposal levels.

    TRANSFER STATIONS

    The Company has an active program to acquire, develop, own, operate and contract to receive waste volumes from transfer stations in markets which are proximate to its operations. The use of transfer stations reduces the Company's costs associated with the transportation of its collected waste and also increases the market area served by the Company's landfills. Presently, the Company owns, operates or has exclusive contracts to receive waste from a total of 13 transfer stations. In addition, two new transfer stations are under construction, each of which will replace an existing transfer station.

    MISSOURI REGION. The Company owns, operates or has exclusive agreements with six transfer stations in the Missouri region. In 1993, the Company acquired its first transfer station in the Missouri region. Concurrently, the Company entered into exclusive agreements with three municipal transfer stations to receive their waste at the Company's Wheatland landfill. The Company currently has one transfer station under development which will replace one of the exclusive agreements in Bentonville, Arkansas. In 1995, the Company developed and began operating two additional transfer stations.

    OHIO REGION. The Company owns, operates or has exclusive agreements with four transfer stations in the Ohio region. The Company entered into exclusive contracts in 1995 to receive waste from two transfer stations in its Ohio region. The Company has recently acquired two transfer stations through its acquisition of the Ross Bros. Waste & Recycling Co., located in Mt. Vernon, Ohio and Bowers-Phase II, Inc. in Vickery, Ohio. In 1996, the Company applied for a permit to develop and operate a new transfer station for Marion County, Ohio. Currently, this transfer station is under construction and when completed will replace the existing Marion County transfer station.

    ILLINOIS REGION. In August 1996, the Company secured additional volume under an exclusive, long-term agreement with a transfer station in Bloomington, Illinois.

    RHODE ISLAND REGION. The Company operates under an exclusive agreement with a municipal transfer station in Stratford, Connecticut.

    SOUTHWESTERN INDIANA REGION. The Company operates under an exclusive, long-term agreement with a transfer station in Evansville, Indiana. In addition, the Company has a permit to develop a new transfer station in the region.

    COLLECTION OPERATIONS

    The Company collects solid waste from over 226,000 residential, commercial and industrial customers through its own collection operations and through brokerage arrangements with other haulers. The Company's collection operations are conducted generally within a 50-mile radius of either its transfer stations or landfills, which allows the Company to serve a geographic area within a radius of approximately 125 miles from its landfills. The Company also contracts with local generators of solid waste and directs the waste to either its own landfill or to a third-party landfill or for additional handling at one of its transfer stations. During the year ended December 31, 1996, the Company's captive waste (including the Company's collection operations and third party haulers operating under long-term contracts) constituted an average of approximately 61% of the solid waste disposed of at its landfills. See "Risk Factors-- Dependence on Third Party Collection Operations."

    Fees for the Company's commercial and industrial collection services are determined by such factors as collection frequency, type of equipment and containers furnished, the type, volume and weight of the waste collected, the distance to the disposal or processing facility and the cost of disposal or processing. A majority of the Company's commercial and industrial waste collection services are performed under contracts. Substantially all of the Company's municipal solid waste collection services are performed under contracts with municipalities. These contracts grant the Company exclusive rights to service all or a portion of the residential homes in a specified community or provide a central repository for residential waste drop-off. As of May 31, 1997, the Company had 61 municipal contracts in place. Municipal contracts in the Company's market areas are typically awarded, at least initially, on a competitive bid basis and usually range in duration from one to five years. Fees are based primarily on the frequency and type of service, the distance to the disposal or processing facility and the cost of disposal or processing. Municipal collection fees are usually paid either by the municipalities from tax revenues or through direct service charges to the residents receiving the service. The Company also provides subscription residential collection services directly to households.

SALES AND MARKETING

    The Company has a coordinated marketing strategy which is formulated at the corporate level and implemented at the regional level to achieve its desired mix of MSW and special waste in each of its regions. For example, certain employees of the Company in its Illinois, Indiana, Ohio and western Pennsylvania regions focus on securing special waste generated by industrial customers. In addition to competitive pricing, the Company's marketing strategy emphasizes quality service particularly with respect to rapid turnaround time at its landfills. Each manager implements the Company's marketing strategy, which is overseen by senior management. Depending upon the size of the region and its customer mix, each manager may focus on commercial, industrial, residential or municipal accounts to a varying degree. The Company maintains periodic contact with all of its accounts to increase customer retention. Company salespersons call on prospective customers in a specified geographic territory.

    Since the Company acquires its waste collection operations primarily from entrepreneurs who generally do not have independent sales forces, the Company often retains these entrepreneurs during the transition period following the acquisition of such operations to acquaint the Company's sales force with the acquired companies' customer base.

    The Company has a diverse customer base, with no single customer accounting for more than 10% of the Company's revenues in 1996. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company's results of operations.

COMPETITION

    The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous local and regional companies and, in selected areas, with the large national waste management companies. The industry is led by four national waste management companies, WMX Technologies, Inc., Browning-Ferris Industries, Inc., USA Waste Services, Inc. and Allied Waste Industries, Inc. (having completed its acquisition of the solid waste management operations of Laidlaw Inc.), and includes numerous local and regional companies of varying sizes and competitive resources such as Republic Industries, Inc., Superior Services, Inc. and Eastern Environmental Services, Inc. The large national companies, as well as a number of the regional companies, are significantly larger and have greater financial resources than the Company. The Company also competes with those counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial advantages due to the availability to them of tax revenues and tax exempt financing. The Company competes primarily by charging competitive prices and offering quality service. Competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts.

    The solid waste collection and disposal industry is currently undergoing significant consolidation, and the Company encounters competition in its efforts to acquire landfills and collection operations. Accordingly, it may become uneconomical for the Company to make further acquisitions or the Company may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that the Company considers appropriate, particularly in markets the Company does not already serve.

    Competition in the disposal industry may also be affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills. See "Risk Factors--Highly Competitive Industry and "--Use of Alternatives to Landfill Disposal."

LIABILITY INSURANCE AND BONDING


    The Company carries a broad range of insurance for the protection of its assets and operations that it believes is customary to the waste management industry, including pollution liability coverage. Specifically, each of the Company's six landfills has pollution liability coverage of $10.0 million per occurrence or $10.0 million in the aggregate for each landfill, subject to a $10,000 deductible. Nevertheless, if the Company were to incur liability for environmental damage which exceeds coverage limits or is not covered by insurance, its business, financial condition and results of operations could be materially adversely affected.



    The Company is required to post a performance bond or a bank letter of credit or to provide other forms of financial assurance in connection with closure and post-closure obligations with respect to landfills and its other solid waste management operations and may be required to provide such financial assurance in connection with municipal residential collection contracts. As of May 31, 1997, the Company had outstanding approximately $24.5 million of performance bonds. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts, or to provide other required forms of financial assurance, it would be unable to remain in compliance with the Subtitle D Regulations or comparable state requirements and, among other things, might be precluded from entering into certain municipal collection contracts and obtaining or holding landfill operating permits.


EMPLOYEES

    As of May 31, 1997, the Company employed approximately 719 employees, 85 of whom were managers or professionals, 521 of whom were hourly paid employees involved in collection, transfer and disposal operations, and 113 of whom were sales, clerical, data processing or other administrative employees. None of the Company's employees is represented by unions, and the Company has no knowledge of any organizational efforts among its employees. The Company believes that its relations with its employees are good.

ENVIRONMENTAL REGULATIONS

    The Company is subject to extensive and evolving environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations are administered by the EPA and various other federal, state and local environmental, transportation, health and safety agencies. The Company believes that there will continue to be increased regulation, legislation and regulatory enforcement actions related to the solid waste management, collection and disposal industry. In light of these developments, the Company attempts to anticipate future regulatory requirements that might be imposed and plans accordingly to remain in compliance with the regulatory framework.

    In order to develop and operate a landfill, transfer station or other solid waste management facility, the Company typically must go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. These permits and zoning or land use approvals are difficult and time consuming to obtain or to secure renewal of and sometimes are opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.

    The Company's operation of solid waste management facilities subject it to certain operational, monitoring, site maintenance, closure and post-closure and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with the Company's acquisition of existing landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. Governmental authorities have the power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. During the ordinary course of its landfill operations, the Company has from time to time received citations or notices from such authorities that such operations are not in compliance with certain applicable environmental laws and regulations. Upon receipt of such citations or notices, the Company generally works with the authorities in an attempt to resolve the issues raised by such citations or notices. Failure to correct the problems to the satisfaction of the authorities could lead to curtailed operations or even closure of a landfill.

    In order to transport solid waste, it is generally necessary for the Company to possess one or more permits and approvals from state or local agencies. These permits must also be periodically renewed and are subject to modification and revocation by the issuing agency. In addition, the Company's waste transportation operations are subject to evolving law and regulations that impose operational, monitoring, training and safety requirements. The Company believes that its operations are in substantial conformity with its permits.

    The principal federal, state and local statutes and regulations applicable to the Company's operations are as follows:

    THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 ("RCRA"). RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to insure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and non-hazardous. Wastes are generally classified as hazardous wastes if they: (i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics; and (ii) are not specifically designated as non-hazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as non-hazardous. Among the wastes that are specifically designated as non-hazardous waste are household waste and special wastes. These wastes, which will be accepted at the Company's landfills, may contain substances that may be as toxic or prone to cause contamination as some wastes classified and regulated as hazardous.

    In October 1991, the EPA adopted the Subtitle D Regulations. These new regulations became generally effective in October 1993 (except for new financial assurance requirements, which became effective April 9, 1997) and include location restrictions, siting criteria, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, these new regulations require that new landfill units meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of the groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater wells must also be installed at virtually all landfills to monitor groundwater quality. The Company believes that there is no groundwater contamination at its landfills that is material to its financial condition. The regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that will protect human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D criteria. All states in which the Company owns landfills have adopted regulations or programs as stringent as or more stringent than the Subtitle D Regulations, which were first proposed by the EPA in August 1988. All states in which the Company's landfills are located have adopted the required plans and have submitted them to the EPA for review. Pennsylvania, Oklahoma, Ohio, Illinois, Kansas and Indiana have each received full EPA approval for their programs.

    THE FEDERAL WATER POLLUTION CONTROL ACT OF 1977, AS AMENDED (THE "CLEAN WATER ACT"). The Clean Water Act establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites, into waters of the United States. If runoff or collected leachate from the Company's landfills is discharged into waters of the United States, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with federal storm water regulations, which are designed to prevent possibly contaminated storm water from flowing into surface waters. These regulations required that applications for stormwater discharge permits be submitted by October 1992. The Company is working with the appropriate regulatory agencies to ensure that its facilities are in compliance with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water. The Company has secured or has applied for the required discharge permits under the Clean Water Act or comparable state-delegated programs. In those instances where the Company's applications for discharge permits are pending and a final discharge permit has not been issued, the Company is substantially in compliance with applicable substantive standards set by the respective states in administering the Clean Water Act. To ensure compliance with the Clean Water Act pretreatment and discharge requirements, the Company has arranged to discharge its effluent to municipal wastewater treatment facilities, except at the Pittsburg County landfill, where the state regulatory agency has allowed recirculation of the Company's leachate to a lined area of the landfill.

    THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT OF 1980 ("CERCLA"). CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" but can also be founded upon the existence of even very small amounts of the many hundreds of "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be a responsible party for a CERCLA cleanup, either at one of the Company's owned or operated facilities, or at a site where waste transported by the Company has been stored or disposed of, the Company could be held completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorizes the imposition of a lien in favor of the United States upon all real property subject to or affected by a remedial action for all costs for which a party is liable. The Company's ability to obtain reimbursement from others for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. In the past, legislation has been introduced in Congress to limit the liability of municipalities and others under CERCLA as generators and transporters of municipal solid waste. Although such legislation has not been enacted, if it were to pass it would limit the Company's ability to seek full contribution from municipalities for CERCLA cleanup costs even if the hazardous substances that were released and caused the need for cleanup at one of the Company's facilities were generated by or transported to the facility by a municipality.

    Continued funding for implementation of RCRA, the Clean Water Act and CERCLA is scheduled for re-authorization by Congress this year. Depending upon whether and how Congress acts, it is possible that each of these laws may be changed in ways that may significantly affect the Company's business.

    THE CLEAN AIR ACT. The Clean Air Act, including the 1990 amendments, provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has recently promulgated new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. The EPA has also issued regulations controlling the emissions of particular regulated air pollutants from municipal solid waste landfills. Landfills located in areas designated as having air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials.

    Each of the federal statutes described above contains provisions authorizing, under certain circumstances, the bringing of lawsuits by private citizens to enforce the provisions of the statutes.

    THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970 ("OSHA"). OSHA establishes employer responsibilities and authorizes the promulgation by the Occupational Safety and Health Administration of occupational health and safety standards, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with adopted worker protection standards, to maintain certain records, to provide workers with required disclosures and to implement certain health and safety training programs. Various of those promulgated standards may apply to the Company's operations, including those standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials, and worker training and emergency response programs. The Company's employees are trained to respond appropriately in the event there is an accidental spill or release of packaged asbestos-containing materials or other regulated substances during transportation or landfill disposal.

    STATE AND LOCAL REGULATION. Each state in which the Company now operates or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. In addition, many states have adopted "Superfund" statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting Company operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put out for bid for the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

    Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although such legislation has not been passed by Congress yet, if this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

    In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation, if adopted, could allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

    There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling and to prohibit or restrict the disposal of certain types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the Company's ability to operate its facilities at their full capacity.

PROPERTY AND EQUIPMENT

    The principal fixed assets used by the Company in connection with its landfill operations are its landfills which are described under "Business--Operations--Landfills." The six landfills currently owned by the Company are situated on sites owned by the Company.

    The principal fixed assets used by the Company in its collection operations and transfer stations are approximately 109 acres of land used for transfer stations and other facilities related to collection operations (of which approximately 55 acres are owned and 54 acres are leased); and approximately 93 landfill equipment and machinery units, 50,040 collection containers and small equipment units and 560 trucks and trailers (in each instance, such number includes owned and leased units).

    The Company's corporate headquarters are located in Burr Ridge, Illinois, where it leases approximately 4,000 square feet of space.

LEGAL PROCEEDINGS

    In the normal course of its business and as a result of the extensive governmental regulation of the waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company to revoke, or to deny renewal of, an operating permit held by the Company. From time to time, the Company also may be subject to actions brought by citizens' groups or adjacent landowners in connection with the permitting and licensing of its landfills or transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates.

    In addition, the Company is or may become party to various claims and suits pending for alleged damages to persons and property, alleged violation of certain laws and for alleged liabilities arising out of matters occurring during the normal operation of the waste management business. In the opinion of management, the liability, if any, under these claims and suits would not materially adversely affect the business, financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information concerning the Company's executive officers and directors as of May 31, 1997:


NAME                                                       AGE
-----------------------------------------------------      ---
David C. Stoller.....................................          46   Chairman; Director
Richard De Young.....................................          43   President; Director
Richard Kogler.......................................          38   Vice President; Chief Operating Officer
Stephen P. Lavey.....................................          35   Vice President; Chief Financial Officer
Ann L. Straw.........................................          44   Vice President; General Counsel and Secretary
Lawrence R. Conrath, Sr..............................          40   Vice President; Controller
John J. McDonnell....................................          42   Vice President--Engineering
Mary T. Ryan.........................................          44   Vice President--Corporate Affairs
Merril M. Halpern....................................          62   Director
A. Lawrence Fagan (1)................................          67   Director
Richard T. Henshaw, III (2)..........................          58   Director
G.T. Blankenship (2).................................          68   Director
Norman Steisel (1)...................................          54   Director


------------------------

(1) Member of audit committee

(2) Member of compensation committee

    DAVID C. STOLLER has been Chairman and a director of the Company since the Exchange. He has served in the same capacities for ADS (since January 1993) and CDI (since May 1995). Since January 1997, he has been a Managing Director of Charterhouse, which is a private investment firm specializing in leveraged buy-out acquisitions. From August 1992 through December 1996, Mr. Stoller served as the Chairman of Charterhouse Environmental Capital Group, Inc. ("Charterhouse Environmental Capital"), which provided management and consulting services to companies with environmental operations including the Company. Charterhouse Environmental Capital is an affiliate of Charterhouse. Mr. Stoller was a partner at the law firm of Milbank, Tweed, Hadley & McCloy (where he remains as "Of Counsel") from January 1989 through July 1992.

    RICHARD DE YOUNG has been President and a director of the Company since the Exchange. He has also served as President of ADS since April 1994 and as a director since September 1993 and was the Chief Operating Officer and Vice President for ADS from January 1993 through April 1994. Mr. De Young has been a director of CDI since May 1995, and its President since July 31, 1996. From June 1982 through January 1993 he was employed by Waste Management of North America, a subsidiary of WMX Technologies, Inc. ("WMX"), most recently as a Regional Operations Vice President, with responsibility for landfill and collection operations in the Midwest region.

    RICHARD KOGLER has been a Vice President and the Chief Operating Officer of the Company since the Exchange. He previously served in the same capacities for ADS since May 1995 and as President of CDI between May 1995 and July 1996. He has been Vice President of CDI since July 31, 1996. From October 1984 through May 1995 Mr. Kogler was employed by WMX, most recently as a Regional Operations Vice President.

    STEPHEN P. LAVEY has been a Vice President and the Chief Financial Officer of the Company since February 1997. He was previously employed by Bank of America from June 1990 through January 1997, most recently as a Vice President in its Environmental Services Lending Group, specializing in the solid waste, environmental engineering and water purification industries. Mr. Lavey is also a Certified Public Accountant.

    ANN L. STRAW has been a Vice President and the General Counsel of the Company since the Exchange. She previously served in the same capacities for ADS (since June 1995) and for CDI (since June 1995). She has been the Secretary of the Company since the Exchange, and of ADS and CDI since July 31, 1995. From 1986 through May 1995 she was employed by WMX, most recently as a Group Counsel for WMX's Midwest Group.

    LAWRENCE R. CONRATH, SR. has been Controller of the Company since the Exchange and a Vice President since May 1996. He previously served as Controller for ADS since May 1994. Prior to joining the Company, Mr. Conrath spent two years with United Waste Systems, Inc., as Regional Controller of its Michigan region. From 1978 through 1990, Mr. Conrath was employed by WMX in several financial positions, most recently as Director of Accounting for the WMX Urban Services Group. Mr. Conrath is also a Certified Public Accountant.

    JOHN J. MCDONNELL has been a Vice President--Engineering of the Company since the Exchange. He previously served as Environmental Engineer for ADS (since February 1993) and CDI (since June 1995). From 1985 through February 1993, Mr. McDonnell was employed by WMX, most recently as an Engineering Manager.

    MARY T. RYAN has been a Vice President--Corporate Affairs since March 1997 after joining the Company in November 1996. From May 1996 to November 1996, she was employed by Ketchum Public Relations as Senior Vice President, Corporate Issues. From July 1984 to April 1995 she was employed by WMX Technologies, Inc., most recently as Vice President, Management Services.

    MERRIL M. HALPERN has served as a director of the Company since the Exchange. Since October 1984, Mr. Halpern has served as Chairman of the Board of Charterhouse. From 1973 to October 1984, Mr. Halpern served as President and Chief Executive Officer of Charterhouse. Mr. Halpern is also a director of Designer Holdings Ltd., a developer and marketer of designer sportswear lines ("Designer Holdings"); Insignia Financial Group, Inc., a real estate management firm; and Microwave Power Devices, Inc., a manufacturer of highly linear power amplifiers primarily for the wireless telecommunications market ("MPD").

    A. LAWRENCE FAGAN has served as a director of the Company since the Exchange. He has been President of Charterhouse since January 1997 and formerly served as Executive Vice President of Charterhouse since 1984. Mr. Fagan is also a director of Designer Holdings and MPD.

    RICHARD T. HENSHAW, III has been a director of the Company since the Exchange. He has served as a director of ADS (since January 1993) and CDI (since May 1995). Mr. Henshaw has been a Managing Director of Charterhouse since January 1997 and formerly served as a Senior Vice President of Charterhouse since 1991. Prior thereto he was a Senior Vice President of The Bank of New York. Mr. Henshaw is also a director of Cornell Corrections, Inc., a provider of privatized correctional services.

    G.T. BLANKENSHIP has been a director of the Company since the Exchange. He previously served as a director of ADS (since January 1991). Mr. Blankenship has been a self-employed private investor since 1990.

    NORMAN STEISEL has been a director of the Company since July 1996. He has been the President of EnEssCo Strategies, a strategic consulting services firm specializing in government regulated markets, since January 1994. From January 1990 through December 1993, Mr. Steisel was the First Deputy Mayor of the City of New York. Prior to 1990, he was a Senior Vice President at Lazard Freres & Co., specializing in environmental corporate and municipal finance.

    See "Certain Transactions" and "Principal Stockholders" for certain information concerning the Company's directors and executive officers.

    Directors of the Company hold office until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier resignation or removal. All officers are appointed by and serve at the discretion of the Board of Directors. There are no family relationships among any directors or officers of the Company.

    The Board of Directors has established a compensation committee and an audit committee. The compensation committee reviews executive salaries, administers any bonus, incentive compensation and stock option plans of the Company, including the American Disposal Services, Inc. 1996 Stock Option Plan, and approves the salaries and other benefits of the executive officers of the Company. In addition, the compensation committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company. The audit committee reviews the professional services provided by the Company's independent auditors, the independence of such auditors from management of the Company, the annual financial statements of the Company and the Company's system of internal accounting controls. The audit committee also reviews such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or may be brought to its attention, and meets from time to time with members of the Company's internal audit staff.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1996, the Company's compensation committee determined the compensation of all the Company's executive officers. The compensation committee of the Board of Directors consists of Messrs. Blankenship and Henshaw. No member of the compensation committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with the executive officers or directors of another entity.

DIRECTOR COMPENSATION

    The only directors who are compensated for services as a director are Messrs. Blankenship and Steisel, each of whom receives $2,000 for each meeting of the Board of Directors that he attends and $500 for each meeting of a committee of the Board of Directors that he attends.

EXECUTIVE COMPENSATION

    The following table sets forth, for the years ended December 31, 1996 and 1995, the cash compensation paid and shares underlying options granted to each of the five most highly compensated executive officers whose salary for each such fiscal year was in excess of $100,000. The Company did not pay bonuses to these individuals during the years ended December 31, 1996 and 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                                         SHARES
                                                                                                       UNDERLYING
                                                                               YEAR       SALARY    OPTIONS GRANTED
                                                                             ---------  ----------  ----------------
Richard De Young, President(1).............................................       1996  $  275,442        282,743
                                                                                  1995  $  230,092              0
Scott Flamm(2)(3)..........................................................       1996  $  225,000         83,989
                                                                                  1995  $  122,106              0
David C. Stoller(4)........................................................       1996  $  125,000        218,371
                                                                                  1995  $        0              0
Richard Kogler(5)..........................................................       1996  $  160,500         52,082
                                                                                  1995  $   93,246              0
Ann L. Straw(6)............................................................       1996  $  142,500         34,863
                                                                                  1995  $   73,125              0

------------------------

(1) Options to purchase 282,743 shares were granted to Mr. De Young in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years.

(2) Mr. Flamm resigned from the Company in February 1997.

(3) Options to purchase 83,989 shares were granted to Mr. Flamm in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years.

(4) Options to purchase 218,371 shares were granted to Mr. Stoller in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years. Mr. Stoller's 1996 compensation figure reflects employment during the period from August 1996 through December 1996.

(5) Options to purchase 29,857 shares were granted to Mr. Kogler in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years. Mr. Kogler's 1995 compensation figure reflects employment during the period from May 1995 to year ended December 31, 1995.

(6) Options to purchase 19,863 shares were granted to Ms. Straw in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years. Ms. Straw's 1995 compensation figure reflects employment during the period from June 1995 to year ended December 31, 1995.

STOCK OPTIONS

    The following table contains information concerning the grant of options to purchase shares of the Company's Common Stock to each of the named executive officers of the Company during the year ended December 31, 1996. No stock appreciation rights ("SARS") were granted in 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                        POTENTIAL REALIZABLE
                                                                                                          VALUE AT ASSUMED
                                             INDIVIDUAL GRANTS                                                 ANNUAL
                                     ----------------------------------                                    RATES OF STOCK
                                        NUMBER OF     PERCENT OF TOTAL                                    APPRECIATION FOR
                                       SECURITIES      OPTIONS GRANTED                                    OPTION TERM (1)
                                       UNDERLYING       TO EMPLOYEES     EXERCISE PRICE   EXPIRATION   ----------------------
NAME                                 OPTIONS GRANTED   IN FISCAL YEAR       ($/SHARE)      DATE (2)        5%         10%
-----------------------------------  ---------------  -----------------  ---------------  -----------  ----------  ----------
Richard De Young(3)................             0                0%               N/A            N/A   $        0  $        0
Scott Flamm(3)(4)..................             0                0%               N/A            N/A   $        0  $        0
David C. Stoller(3)................             0                0%               N/A            N/A   $        0  $        0
Richard Kogler(3)..................        22,225             32.6%         $    9.00       07/30/06   $  125,795  $  318,788
Ann L. Straw(3)....................        15,000             22.0%         $    9.00       07/30/06   $   84,901  $  215,155

------------------------

(1) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the Company's Common Stock over the term of the options. The potential realizable values set forth above do not take into account applicable tax and expense payments that may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed annualized rates of stock price appreciation over the exercise period of the options used in the table above are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Common Stock on any date. There is no representation either express or implied that the stock price appreciation rates for the Common Stock assumed for purposes of this table will actually be achieved.

(2) Each option is subject to earlier termination if the officer's employment with the Company is terminated for certain reasons.

(3) Options granted in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years are excluded.

(4) Mr. Flamm resigned from the Company in February 1997.

    The following table sets forth information for each of the named executive officers with respect to the value of options outstanding as of December 31, 1996. There were no options exercised during 1996.

                         FISCAL YEAR-END OPTION VALUES

                                                        NUMBER OF SECURITIES
                                                             UNDERLYING             VALUE OF UNEXERCISED
                                                       UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS
                                                         DECEMBER 31, 1996        AT DECEMBER 31, 1996 (1)
                                                     --------------------------  ---------------------------
NAME                                                 EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------------------  -----------  -------------  ------------  -------------
Richard De Young...................................     111,376        171,367   $  1,244,921   $ 1,907,651
Scott Flamm(2).....................................      47,759         36,230   $    529,647   $   401,791
David C. Stoller...................................     124,171         94,200   $  1,377,056   $ 1,044,678
Richard Kogler.....................................       9,169         42,913   $    101,967   $   441,697
Ann L. Straw.......................................       6,103         28,760   $     67,869   $   295,844

------------------------

(1) Represents the difference between $18.50, the last reported sales price per share of the Common Stock on December 31, 1996, and the exercise price per share of the in-the-money options, multiplied by the number of shares underlying the in-the-money options.

(2) Mr. Flamm resigned from the Company in February 1997.

EMPLOYMENT AGREEMENTS

    In May 1996, Mr. Stoller entered into an employment agreement with the Company, under which he serves as the Company's Chairman. The employment agreement provides for a current annual base salary of $300,000 and terminates on July 30, 1997, but is automatically renewed for successive one-year terms unless either party terminates the agreement on 180 days' notice. The employment agreement provides that Mr. Stoller will receive a $600,000 payment in the event his employment is terminated following a "change-in-control" of the Company.

    In May 1996, Mr. De Young entered into an employment agreement with the Company, under which he serves as the Company's President. The employment agreement provides for a current annual base salary of $300,000 and terminates in July 1999. The employment agreement provides that Mr. De Young will receive a $600,000 payment in the event his employment is terminated following a "change-in-control" of the Company. In addition, if the Company retains an officer (other than the Chairman of the Board) in a capacity that is senior to Mr. De Young, or if his responsibilities are materially diminished (other than for cause), Mr. De Young will have the right to terminate his employment in which event he will be entitled to receive payments equal to the greater of $750,000 or the remaining aggregate amount of base salary otherwise payable under the employment agreement.

    In May 1995, Mr. Kogler entered into an employment agreement with the Company, which provides for a current annual base salary of $172,000 and an initial term of three years (continuing on an at-will basis thereafter).

    In June 1995, Ms. Straw entered into an employment agreement with the Company, under which she serves as its Vice President and General Counsel. The employment agreement currently provides for a current annual base salary of $158,000 and terminates on June 2, 1998, but is automatically renewed for successive one-year terms unless either party terminates on 30 days' notice.

1996 STOCK OPTION PLAN

    Effective as of January 1, 1996, the Company adopted the American Disposal Services, Inc. 1996 Stock Option Plan (the "Plan"). The Plan is a stock plan providing for the grant of incentive stock options and nonqualified stock options to key employees and consultants of the Company and its subsidiaries.

    ADMINISTRATION. The Plan is administrated by the compensation committee of the Company's Board of Directors (the "Committee"). The Committee determines the key employees eligible to receive options and the terms thereof, all in a manner consistent with the Plan.

    SHARES SUBJECT TO OPTIONS. The Plan provides that the total number of shares of Common Stock that may be subject to options shall be 1,600,000 shares. Shares subject to any option which terminates or expires unexercised will be available for subsequent grants.

    OPTIONS. The Plan provides for the grant of incentive stock options and nonqualified stock options to key employees and consultants, as determined by the Committee. The exercise price of incentive stock options granted under the Plan shall be at least 100% of fair market value of the Common Stock on the date of grant and the exercise price of nonqualified stock options shall be at least equal to the par value of the Common Stock. Nonqualified stock options shall be exercisable for not more than ten years, and incentive stock options may be exercisable for up to ten years except as otherwise provided. The Committee may provide that an optionee may pay for shares upon exercise of an option: (i) in cash; (ii) in already-owned shares of Common Stock; (iii) by agreeing to surrender then exercisable options equivalent in value; (iv) by payment through a cash or margin arrangement with a broker; (v) in shares otherwise issuable upon exercise of the option; or (vi) by such other medium or by any combination of (i), (ii), (iii), (iv) or (v) as authorized by the Committee. The grant of an option may be accompanied by a reload option, which gives an optionee who pays the exercise price of an option with shares of Common Stock an additional option to acquire the same number of shares that was used to pay for the original option. Under certain circumstances, including termination of employment upon retirement, disability or death, the option may be exercised during an extended period.

    In connection with the Exchange, all options to purchase shares of ADS and CDI were exchanged for options to purchase shares of Common Stock under the Plan.

                              CERTAIN TRANSACTIONS

    Mr. Stoller is an officer of Charterhouse Environmental Capital, an affiliate of Charterhouse, which provided management and consulting services to the Company from 1993 through the closing of the Company's initial public offering on July 30, 1996. These services included: services relating to the Company's banking and other financial relationships including assistance in connection with the financing and refinancing of corporate indebtedness; analysis and assistance from both a financial and operational standpoint in connection with the expansion of the Company's business operations; assistance with strategic planning; and advice related to acquisitions. Fees paid by the Company to Charterhouse Environmental Capital were $515,000 in 1994, $659,000 in 1995 and $466,000 in 1996.

    On November 16, 1995, the Company borrowed $12.5 million from Charterhouse Equity Partners II, L.P. See "Principal Stockholders." The loan was scheduled to mature on November 15, 1996 and bore interest at a rate per annum equal to the prime rate plus 3%. The Company repaid this loan in June 1996 with $7.5 million of borrowings under the Credit Facility and the remaining $5.0 million was repaid with existing cash.

    Effective as of January 1, 1996, the Company entered into agreements with certain of its executive officers providing that, upon such officer's exercise of stock options granted in exchange for options previously granted by CDI, the Company will pay to such officer an amount equal to the tax savings actually recognized by the Company as a result of the deductions attributable to such exercise. In no event can the payment to be received by an executive officer under such agreement exceed the difference between the federal income tax actually paid by such officer as a result of such option exercise and the amount of federal income tax that would have been paid by such officer had such option exercise been taxed at the capital gains rate.

    All future transactions, including loans, between the Company and its officers, directors, principal stockholders or their affiliates will be subject to approval of a majority of the independent and disinterested outside directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of May 31, 1997, by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each of the Company's other current executive officers; and (iv) the Company's directors and executive officers as a group.



                                                                          NUMBER OF SHARES
                                                                            BENEFICIALLY     PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNERS                                           OWNED         OWNERSHIP
------------------------------------------------------------------------  -----------------  -----------
Charterhouse Environmental Holdings, L.L.C. (1).........................       1,867,289         13.86%
Charterhouse Equity Partners II, L.P. (2)...............................       2,511,973         18.65%
The Equitable Companies Incorporated (3)................................         927,200          6.88%
David C. Stoller (4)(5).................................................         124,172          *
Richard De Young (4)(6).................................................         121,536          *
Stephen P. Lavey........................................................         --              --
Merril M. Halpern (5)...................................................         --              --
A. Lawrence Fagan (5)...................................................         --              --
Richard T. Henshaw, III (5).............................................         --              --
G.T. Blankenship (7)....................................................         100,935          *
Norman Steisel..........................................................         --              --
Richard Kogler (4)......................................................          10,345          *
Ann L. Straw (4)(8).....................................................           6,303          *
John J. McDonnell (4)(9)................................................          33,940          *
Lawrence R. Conrath (4)(10).............................................          20,246          *
Mary T. Ryan (11).......................................................           7,000          *
All directors and executive officers as a group (13 persons)(4).........         424,477          3.08%


------------------------

*   Less than one percent.

 (1) The address of Charterhouse Environmental Holdings, L.L.C. ("Charter Environmental") is c/o Charterhouse Group International, Inc., 535 Madison Avenue, New York, New York 10022. Charterhouse Equity Partners, L.P. ("CEP") and StollerCo Partners, L.P. ("StollerCo") are the members of Charter Environmental, with a majority of the ownership interests being held by CEP. The general partner of CEP is CHUSA Equity Investors, L.P., whose general partner is Charterhouse Equity, Inc., a wholly-owned subsidiary of Charterhouse. As a result of the foregoing, all of the shares of Common Stock held by Charter Environmental would, for purposes of Section 13(d) of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse. Mr. Stoller is a partner of StollerCo and disclaims beneficial ownership of shares of Common Stock held of record by Charter Environmental.


 (2) The address of Charterhouse Equity Partners II, L.P. ("CEP II") is c/o Charterhouse Group International, Inc., 535 Madison Avenue, New York, New York 10022. The general partner of CEP II is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc., a wholly-owned subsidiary of Charterhouse. As a result of the foregoing, all of the shares of Common Stock held by CEP II would, for purposes of Section 13(d) of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse.



 (3) Information regarding The Equitable Companies Incorporated ("Equitable") is based on a Schedule 13G filed by such person with the Securities and Exchange Commission as of December 31, 1996. Equitable filed its 13G jointly on behalf of itself, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle, Alpha Assurances Vie Mutuelle, AXA

    Courtage Assurance Mutuelle and AXA. The address of Equitable is 787 Seventh Avenue, New York, NY 10019.



 (4) Includes options exercisable within 60 days of May 31, 1997 to purchase 124,172, 119,069, 10,345, 32,944, 19,348 and 6,103 shares granted under the
    American Disposal Services, Inc. 1996 Stock Option Plan to Messrs. Stoller, De Young, Kogler, McDonnell and Conrath and Ms. Straw, respectively. For purposes of computing the percentage of outstanding shares beneficially held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be beneficially owned for the purpose of computing the percentage ownership of such person or group of persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.



 (5) Merril M. Halpern and A. Lawrence Fagan are executive officers, directors and stockholders of Charterhouse and Richard T. Henshaw, III and David C. Stoller are executive officers of Charterhouse. Messrs. Halpern, Fagan, Henshaw and Stoller each disclaim beneficial ownership of the shares of Common Stock beneficially owned by Charterhouse.



 (6) Includes 2,467 shares held jointly by Mr. De Young and his wife.



 (7) Includes 7,995 shares held by Mr. Blankenship's wife, of which Mr. Blankenship disclaims beneficial ownership.



 (8) Includes 200 shares held by Ms. Straw's minor children.



 (9) Includes 996 shares held by Mr. McDonnell's minor children.



(10) Includes 498 shares held jointly by Mr. Conrath and his wife and 400 shares held in an IRA for the benefit of Mr. Conrath.



(11) Includes 4,000 shares held jointly by Ms. Ryan and her husband and 3,000 shares held in an IRA for the benefit of Ms. Ryan.

                              SELLING STOCKHOLDERS


    This Prospectus relates to an aggregate of 2,500,000 shares of Common Stock which may be offered for sale by the Company from time to time to acquire one or more businesses in negotiated transactions not involving any public offering. This Prospectus will be supplemented to furnish the information necessary for the particular negotiated transaction and the Registration Statement of which this Prospectus is a part will be amended, where appropriate, to supply information concerning an acquisition. This Prospectus also relates to the offer for sale or other distribution of Shares by persons who will acquire such shares in connection with the acquisitions of businesses. Such Selling Stockholders will be identified from time to time by filing supplements to this Prospectus.


                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The discussions of the Common Stock and Preferred Stock here and elsewhere in this Prospectus are qualified in their entirety by reference to: (i) the Certificate of Incorporation of the Company, as amended, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part; and (ii) the applicable Delaware law.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Stockholders casting a plurality of votes of the stockholders entitled to vote in an election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of Preferred Stock that may be issued at such future time or times. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company after the payment of all debts and other liabilities and subject to the prior rights of Preferred Stock that may be outstanding at such time. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

    As of May 31, 1997, there were 13,472,501 shares of Common Stock outstanding.

UNDESIGNATED PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control of others. At present, the Company has no plans to issue any of the Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding, under Delaware law, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    Certain provisions of the Company's Certificate of Incorporation and Delaware law may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. In particular, the ability of the Board of Directors to issue Preferred Stock without further stockholder approval may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock.

REGISTRATION RIGHTS

    The holders of 5,023,371 shares of Common Stock and warrants to purchase 168,905 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. The holders of such registrable securities may also require the Company on two separate occasions to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its diligent reasonable efforts to effect such registration. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

TRANSFER AGENT

    The Transfer Agent for the Common Stock is the Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004. Its telephone number is
(212) 509-4000.

                              PLAN OF DISTRIBUTION

    The Selling Stockholders may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers in transactions on the NASDAQ, in privately negotiated transactions, or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with the Company's consent, by donees of the Selling Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. To the extent required, the Company will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of Selling Stockholders and any other material information with respect to the plan of distribution not previously disclosed.


    The Selling Stockholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Company can not presently estimate the amount of such compensation.


    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Rule 10b-6 prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

    The Company will pay substantially all of the expenses incident to this Offering of the Shares by the Selling Stockholders to the public other than commissions an discounts of underwriters, brokers, dealers or agents. Each Selling Stockholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. The Company has agreed to indemnify the Selling Stockholders and any such underwriters and controlling persons of such underwriters against certain liabilities, including certain liabilities under the Securities Act.

    If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this Prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this Prospectus, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in such supplement if any such Shares are purchased.

    If the Shares are sold in an underwritten offering, the underwriters and selling group members (if any) may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of the sale of shares in such offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with such offering and purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS


    The legality of the Common Stock offered hereby will be passed upon for the Company by Proskauer Rose LLP, 1585 Broadway, New York, New York 10036.


                                    EXPERTS

    The Consolidated Financial Statements of the Company at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement of which this Prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
AMERICAN DISPOSAL SERVICES, INC. AND SUBSIDIARIES:
  CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Auditors...........................................................................        F-2
  Consolidated Balance Sheets at December 31, 1996 and 1995................................................        F-3
  Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and 1994...............        F-4
  Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996, 1995 and 1994.....        F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994...............        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7
  UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheets at March 31, 1997 (unaudited)......................................       F-19
  Condensed Consolidated Statements of Operations for the three months ended March 31, 1997 and 1996
    (unaudited)............................................................................................       F-20
  Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 1997 and 1996
    (unaudited)............................................................................................       F-21
  Notes to the Condensed Consolidated Financial Statements (unaudited).....................................       F-23

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
American Disposal Services, Inc.

    We have audited the accompanying consolidated balance sheets of American Disposal Services, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Disposal Services, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois
February 26, 1997, except as to
  Note 5 for which the
  date is March 21, 1997 and
  except as to Note 10
  for which the date is
  March 25, 1997

                        AMERICAN DISPOSAL SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1996        1995
                                                                                            ----------  ----------
Current assets:
Cash and cash equivalents.................................................................  $    2,301  $    6,383
Cash held in escrow.......................................................................      --             156
Trade receivables--Net of allowance for doubtful accounts of $473 and $476................       9,741       6,331
Prepaid expenses..........................................................................       1,248         686
Inventory.................................................................................         354         312
                                                                                            ----------  ----------
Total current assets......................................................................      13,644      13,868
Property and equipment, net...............................................................      93,692      81,250
Other assets:
Cost over fair value of net assets of acquired businesses, net of accumulated amortization
  of $1,374 and $823......................................................................      31,237      15,739
Other intangible assets, net of accumulated amortization of $439 and $305.................       1,610       1,081
Debt issuance costs, net of accumulated amortization of $204 and $71......................       2,392         815
  Other...................................................................................       2,411       1,940
                                                                                            ----------  ----------
                                                                                            $  144,986  $  114,693
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................................  $    3,359  $    3,185
  Accrued liabilities.....................................................................       4,249       2,360
  Deferred revenues.......................................................................       2,245       1,202
  Current portion of long-term debt and capital lease obligations.........................       2,572       3,440
  Note payable to stockholder.............................................................      --          12,500
                                                                                            ----------  ----------
Total current liabilities.................................................................      12,425      22,687
Long-term debt and capital lease obligations, net of current portion......................      65,445      48,789
Accrued environmental and landfill costs..................................................       7,603       6,214
Deferred income taxes.....................................................................       1,416       1,240
Redeemable preferred stock................................................................      --           1,908
Stockholders' equity:
Common stock, $.01 par value, 20,000,000 shares authorized; shares issued and outstanding;
  1996--8,872,381; 1995--5,662,865........................................................          89          57
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued and outstanding
  in 1996 and 1995........................................................................      --          --
Warrants outstanding......................................................................         107         107
Additional paid-in capital................................................................      66,170      41,590
Accumulated deficit.......................................................................      (8,269)     (7,899)
                                                                                            ----------  ----------
                                                                                                58,097      33,855
                                                                                            ----------  ----------
                                                                                            $  144,986  $  114,693
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                                1996        1995        1994
                                                                             ----------  ----------  ----------
Revenues...................................................................  $   56,804  $   30,004  $   18,517
Cost of operations.........................................................      30,376      17,286      12,647
Selling, general, and administrative expenses..............................       8,328       5,882       4,910
Depreciation and amortization..............................................      12,334       6,308       3,226
                                                                             ----------  ----------  ----------
Operating income (loss)....................................................       5,766         528      (2,266)
Interest expense...........................................................      (5,745)     (3,030)     (1,497)
Interest income............................................................         260         189           2
Other income...............................................................         179          --          --
                                                                             ----------  ----------  ----------
Income (loss) before income taxes and extraordinary item...................         460      (2,313)     (3,761)
Income tax benefit (expense)...............................................        (245)       (332)      1,372
                                                                             ----------  ----------  ----------
Income (loss) before extraordinary item....................................         215      (2,645)     (2,389)
Extraordinary item -- loss on early retirement of debt.....................        (476)       (908)         --
                                                                             ----------  ----------  ----------
Net loss...................................................................        (261)     (3,553)     (2,389)
Preferred stock dividend...................................................        (109)       (190)         --
                                                                             ----------  ----------  ----------
Net loss applicable to common stockholders.................................  $     (370) $   (3,743) $   (2,389)
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Per common share:
Income (loss) before extraordinary item....................................  $      .02  $     (.80) $     (.99)
Extraordinary item.........................................................        (.07)       (.26)         --
                                                                             ----------  ----------  ----------
Net loss...................................................................  $     (.05) $    (1.06) $     (.99)
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Weighted average common stock and common stock equivalent shares
  outstanding..............................................................   7,063,928   3,527,688   2,411,381
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                     COMMON STOCK                       ADDITIONAL                    TOTAL
                                                -----------------------    WARRANTS       PAID-IN    ACCUMULATED   STOCKHOLDERS
                                                  SHARES      AMOUNT      OUTSTANDING     CAPITAL      DEFICIT        EQUITY
                                                ----------  -----------  -------------  -----------  ------------  ------------
Balance -- December 31, 1993..................   2,099,952   $      21     $     107     $  14,170    $   (1,767)   $   12,531
Issuance of common stock, net of issuance
  costs.......................................     282,393           3            --         1,987            --         1,990
Net loss......................................          --          --            --            --        (2,389)       (2,389)
                                                ----------         ---         -----    -----------  ------------  ------------
Balance -- December 31, 1994..................   2,382,345          24           107        16,157        (4,156)       12,132
Issuance of common stock, net of issuance
  costs.......................................   3,280,520          33            --        25,433            --        25,466
Net loss......................................          --          --            --            --        (3,553)       (3,553)
Dividends on preferred stock..................          --          --            --            --          (190)         (190)
                                                ----------         ---         -----    -----------  ------------  ------------
Balance -- December 31, 1995..................   5,662,865          57           107        41,590        (7,899)       33,855
Issuance of common stock, net of issuance
  costs.......................................   3,162,500          32            --        24,573            --        24,605
Exercise of common stock warrants and
  options.....................................      47,016          --            --             7            --             7
Dividends on preferred stock..................          --          --            --            --          (109)         (109)
Net loss......................................          --          --            --            --          (261)         (261)
                                                ----------         ---         -----    -----------  ------------  ------------
Balance at December 31, 1996..................   8,872,381   $      89     $     107     $  66,170    $   (8,269)   $   58,097
                                                ----------         ---         -----    -----------  ------------  ------------
                                                ----------         ---         -----    -----------  ------------  ------------

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                         YEARS ENDED DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1996       1995       1994
                                                                                      ---------  ---------  ---------
OPERATING ACTIVITIES
Net loss............................................................................  $    (261) $  (3,553) $  (2,389)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
  Extraordinary item, net...........................................................        476        908     --
  Depreciation and amortization.....................................................     12,334      6,308      3,226
  Provision for environmental and landfill costs....................................        571        292         48
  Deferred income taxes.............................................................        176         47     (1,372)
  Gain on sale of fixed assets......................................................        (98)    --         --
  Changes in operating assets and liabilities, net of effects from acquisitions:
    Trade receivables...............................................................     (2,600)      (340)      (625)
    Prepaid expenses, cash held in escrow and other assets..........................     (1,029)       (33)      (361)
    Inventory.......................................................................        (42)      (128)       (96)
    Accounts payable, accrued liabilities and accrued environmental and landfill
      costs.........................................................................      1,522      1,846        235
    Deferred revenue................................................................        656        254        210
                                                                                      ---------  ---------  ---------
Net cash provided by (used in) operating activities.................................     11,705      5,601     (1,124)
INVESTING ACTIVITIES
Capital expenditures................................................................    (14,003)    (6,173)    (5,600)
Cost of acquisitions................................................................    (25,029)   (62,201)      (580)
                                                                                      ---------  ---------  ---------
Net cash used in investing activities...............................................    (39,032)   (68,374)    (6,180)
FINANCING ACTIVITIES
Net proceeds from issuances of common stock.........................................     24,605     25,466      1,990
Exercise of stock options and warrants..............................................          7     --         --
Redemption of preferred stock.......................................................     (1,950)    --         --
Net proceeds from issuance of preferred stock.......................................     --          1,908     --
Preferred stock dividend............................................................       (109)      (190)    --
Proceeds from issuance of long- term debt...........................................     66,950     32,568      6,319
Repayments of indebtedness..........................................................    (51,162)    (2,698)    (2,511)
Proceeds from (payment of) note payable to stockholder..............................    (12,500)    12,500     --
Debt issuance costs.................................................................     (2,596)      (946)       (80)
                                                                                      ---------  ---------  ---------
Net cash provided by financing activities...........................................     23,245     68,608      5,718
                                                                                      ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents................................     (4,082)     5,835     (1,586)
Cash and cash equivalents, at beginning of year.....................................      6,383        548      2,134
                                                                                      ---------  ---------  ---------
Cash and cash equivalents, at end of year...........................................  $   2,301  $   6,383  $     548
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Supplemental cash flow information:
Cash paid for interest..............................................................  $   6,222  $   2,515  $   1,426
Cash (refunds) paid for income taxes................................................       (159)       478     --

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994

1. FORMATION AND BASIS OF PRESENTATION

    ADS, Inc. (ADS) was organized January 15, 1991, to acquire, develop, and operate non-hazardous municipal solid waste disposal, collection, and transfer operations and provide non-hazardous solid waste disposal management services to commercial, industrial, and residential customers. During 1993, an affiliate of Charterhouse Equity Partners, L.P. (CEP) purchased a controlling interest in ADS.

    County Disposal, Inc. (County) was incorporated by Charterhouse Equity Partners II, L.P. (CEPII) on April 27, 1995, for the purpose of acquiring certain net assets of Envirite Corporation (Envirite). On April 28, 1995, Envirite and County entered into an Asset Purchase Agreement whereby County agreed to purchase from Envirite certain landfill facilities and waste transportation and collection equipment located in Livingston County, Illinois, and Wyandot County, Ohio; all of the issued and outstanding capital stock of County Environmental Services, Inc., a wholly-owned subsidiary of Envirite, which owned and operated a landfill facility and waste transportation and collection equipment located in Clarion County, Pennsylvania; and certain related assets and assumption of certain liabilities.

    Effective January 1, 1996, the stockholders of ADS and County exchanged their shares for shares of a newly created holding company by the name of American Disposal Services, Inc. (the Company). This share exchange (the Exchange) qualifies as a transfer of companies under common control as affiliates of Charterhouse Group International, Inc. are the general partners and in control of CEP and CEPII and, accordingly, the transaction has been accounted for at historical cost in a manner similar to pooling of interests accounting. The financial statements have been prepared as if this Exchange had occurred as of December 31, 1993.

    In July 1996, the Company issued 3,162,500 shares of common stock at $9.00 per share in its initial public offering. Proceeds from the offering, net of underwriting commissions and related expenses, were $24.6 million. Immediately following the offering, the Company had 8,825,365 common stock shares issued and outstanding. The offering proceeds were used to finance acquisitions and paydown a portion of the debt facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. No single group or customer represents greater than 10% of total accounts receivable. The Company maintains an allowance for losses based on the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Trade receivables, trade payables, and debt obligations are carried at cost which approximates fair value.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents represent cash in banks and liquid investments with original maturities of three months or less.

CASH HELD IN ESCROW

    Cash held in escrow represents cash held in banks restricted to fund obligations incurred in acquiring businesses.

INVENTORY

    Inventory is stated at the lower of cost (first in, first out method) or market and consists principally of equipment parts, materials, and supplies.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Vehicles and equipment.......................................  3 to 12 years
                                                                    25 to 30
Buildings....................................................          years

    Expenditures for major renewals are capitalized, and expenditures for routine maintenance and repairs are charged to expense as incurred.

    Capitalized landfill costs include expenditures for land and related airspace, permitting costs and preparation costs. Landfill permitting and preparation costs represent only direct costs related to these activities, including legal, engineering, construction of landfill improvements, cell development costs, and the direct costs of Company personnel dedicated for these purposes. Preparation costs for individual secure land disposal cells are recorded in property and equipment and amortized as the airspace is filled.

INTANGIBLE ASSETS

    The cost over fair value of tangible net assets of acquired businesses represents long-lived intangible assets including routes, tradenames and goodwill and is amortized on a straight-line method over periods not exceeding 40 years. Other intangible assets, substantially all of which are covenants not to compete and customer lists, are amortized on the straight-line method over their estimated lives, typically no more than 12 years. Amortization expense for fiscal years 1996, 1995, and 1994 related to intangible assets was approximately $1.0 million, $1.4 million, and $600,000, respectively. In 1995, the Company determined not to enforce certain covenants not to compete which arose from 1993 transactions with the net book value of such covenants of $505,000, was fully written-off and included in 1995 amortization expense.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company continually evaluates the value and future benefits of its intangibles. The Company assesses recoverability from future operations using income from operations of the related acquired business as a measure. Under this approach, the carrying value would be reduced if it becomes probable that the Company's best estimate for expected future cash flows of the related business would be less than the carrying amount of the intangible over the remaining amortization period. For the three year period ended December 31, 1996, there were no adjustments to the carrying amounts of intangibles resulting from these evaluations.

DEFERRED ACQUISITION COSTS

    The Company capitalizes engineering, legal, accounting, and other direct costs paid to outside parties that are incurred in connection with potential acquisitions. The Company, however, routinely evaluates such capitalized costs and charges to expense those relating to abandoned acquisition candidates. Indirect acquisition costs, such as executive salaries, general corporate overhead, and other corporate services are expensed as incurred. Net deferred acquisition costs, included in other intangible assets, were approximately $545,000 and $370,000 at December 31, 1996 and 1995, respectively.

ACCRUED ENVIRONMENTAL AND LANDFILL COSTS

    Accrued environmental and landfill costs represent landfill accruals which are provided for environmental compliance costs and closure and post-closure costs. These accruals are based on accounting estimates by management determined primarily from the results of engineering studies and reviews and on interpretation of the technical standards of the Environmental Protection Agency's Subtitle D regulations, or the approved state counterpart, and recently promulgated air emissions standards under the Clean Air Act, as they apply on a state-by-state basis. The Company typically provides accruals for these costs as permitted airspace of such facilities is consumed. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Certain of these accrued environmental and landfill costs, principally capping, leachate collection and removal, and methane gas control and recovery, are operating and maintenance costs to be incurred during the 30-year period after the facility closes, but are accrued during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the EPA's recently promulgated air emissions standards. An environmental and landfill cost accrual is provided as a liability assumed for purchased landfill operations based on permitted airspace consumed prior to the acquisition date and is included in the purchase price allocation (see Note 3). The Company has estimated that, as of December 31, 1996, post-closure expenses, including cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal for up to 30 years after closure in certain cases, will approximate $10.9 million. In addition, the Company has estimated that, as of December 31, 1996, closure costs expected to occur during the operating lives of these facilities' useful lives will approximate $35.2 million. These accruals are reviewed by management periodically and revised prospectively for any significant changes in future cost estimates.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION

    Landfill revenues are recorded at the date of actual waste disposal. Revenues billed prior to the performance of services are deferred and recorded as income in the period in which the related services are rendered, generally over a three- month period.

EARNINGS PER SHARE

    Earnings per share is based on the weighted average number of common stock and common stock equivalent shares outstanding during each year and incremental shares from the assumed exercise of options and warrants granted and computed using the treasury stock method.

STOCK-BASED COMPENSATION

    The Company typically grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for such stock option grants in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Options Issued to Employees" (APB 25), and, accordingly, typically recognizes no compensation expense for these stock option grants.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of ("SFAS No. 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addressees the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for the Company's fiscal year ended December 31, 1996. The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

    In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The SOP is effective for fiscal years beginning after December 15, 1996, and provides that environmental remediation liabilities should be accrued when the criteria of FAS 5, "Accounting for Contingencies," are met. Included in the SOP are benchmarks to aid in the determination of when such criteria are met and environmental liabilities should be recognized. It also provides that the accrual for such liabilities should include future costs of those employees expected to devote a significant amount of time directly to the remediation effort. The Company does not believe that the adoption of SOP 96-1 will have a material impact on its financial statements.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

3. ACQUISITIONS

    The acquisitions below have been accounted for using the purchase method of accounting and, accordingly, the results of their operations have been included in the Company's results of operations from their respective acquisition dates. The purchase prices have been allocated to the assets acquired and liabilities assumed based on their fair values at their respective acquisition dates with the residual allocated to cost over fair value of net assets acquired.

    During 1996 the Company acquired 16 non-hazardous solid waste businesses, consisting of 16 collection operations and two transfer stations. As described in Note 1, the Company acquired three non-hazardous solid waste landfills and a solid waste collection operation (the Envirite Acquisition) during 1995.

    The Company has not completed its valuation of certain of its 1996 purchases and the purchase price allocations are subject to change when additional information concerning asset and liability valuations is completed.

    The purchase prices allocated to the net assets acquired are as follows (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
Property and equipment..................................................  $   8,425  $  62,288
Accounts receivable and inventory.......................................        810      3,363
Other assets............................................................        785      1,664
Cost over fair value of net assets acquired.............................     15,642      3,060
Total liabilities assumed...............................................       (633)    (8,174)
                                                                          ---------  ---------
Total cash paid.........................................................  $  25,029  $  62,201
                                                                          ---------  ---------
                                                                          ---------  ---------

    The pro forma unaudited results of operations for the years ended December 31, 1996 and 1995, assuming each acquisition above had occurred on January 1, 1995, are as follows (in thousands, except per share data):

                                                                       YEARS ENDED DECEMBER
                                                                               31,
                                                                      ----------------------
                                                                         1996        1995
                                                                      ----------  ----------
Revenues............................................................     $64,356     $56,371
Operating income (loss).............................................       5,966      (1,106)
Net loss applicable to common stockholders..........................        (370)     (8,500)
Pro forma loss per share of common stock............................        (.05)      (2.41)
Weighted average common stock and common............................   7,063,928   3,527,688

    The pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 1995 nor are they necessarily indicative of future operating results.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

4. PROPERTY AND EQUIPMENT

    Property and equipment are summarized as follows (in thousands):

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                            1996       1995
                                                                         ----------  ---------
Land...................................................................  $    5,417  $   5,038
Landfills..............................................................      78,547     66,529
Buildings..............................................................       3,285      2,695
Vehicles and equipment.................................................      23,977     14,335
                                                                         ----------  ---------
                                                                            111,226     88,597
Less: Accumulated depreciation and amortization........................     (17,534)    (7,347)
                                                                         ----------  ---------
                                                                         $   93,692  $  81,250
                                                                         ----------  ---------
                                                                         ----------  ---------

5. OBLIGATIONS

    Obligations, which approximate fair value, are summarized as follows (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
Acquisition loan, ING Capital Corporation...............................  $  41,506  $  --
Term loan, ING Capital Corporation......................................     24,750     --
Other borrowings, with interest rates ranging
  from 7.0% to 11.0%....................................................      1,101      1,285
Term loan, Bank of America..............................................     --         20,000
Revolving loan, Bank of America.........................................     --         10,847
Term loan A, ING Capital Corporation....................................     --         12,525
Term loan B, ING Capital Corporation....................................     --          4,000
Revolving loan, ING Capital Corporation.................................     --          2,423
Capital lease obligations:
Capital lease obligations with interest and principal due monthly through 1999, at various interest rates ranging from 6.0% to 9.5%,
  secured by equipment..................................................        660      1,149
                                                                          ---------  ---------
                                                                             68,017     52,229
Less: Current portion...................................................      2,572      3,440
                                                                          ---------  ---------
Long-term obligations, net of current portion...........................  $  65,445  $  48,789
                                                                          ---------  ---------
                                                                          ---------  ---------

    In May 1996, the Company entered into a credit agreement with Internationale Nederlanden (US) Capital Corporation (ING), as administrative agent, and Morgan Guaranty Trust Company of New York, as document agent, that provided for borrowings of up to $87 million to finance acquisitions and provide working capital (Credit Facility), which was used to repay the existing credit agreements with Bank of America and ING, as well as the note payable to stockholder and the redeemable preferred stock. In August 1996, this Credit Facility was amended to provide for borrowings up to $110 million. The Credit Facility consists of a $25 million term loan, $10 million revolving loan, and $75 million acquisition facility.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

5. OBLIGATIONS (CONTINUED)

The various loans and lines of credit under the Credit Facility bear interest at rates per annum equal to, at the Company's discretion either: (i) the higher of
(a) the federal funds rate plus 0.5% and (b) the prime rate, plus an applicable margin ranging from 0% to 1.5%; or (ii) the London Interbank Offered Rate (LIBOR), plus an applicable margin ranging from 1.50% to 3.25%, and have maturities ranging from 2001 to 2003. The term loan had an interest rate of 8.88% at December 31, 1996 and the acquisition facility had an interest rate of 8.68% at December 31, 1996. The Credit Facility is secured by substantially all of the assets of the Company. Under terms of the Credit Facility, the Company is subject to various debt covenants, including maintenance of certain financial ratios and other restrictions. The Credit Facility requires the Company to use 50% of the proceeds of any equity offering to repay a portion of the term loans. Effective March 21, 1997, the Company amended the Credit Facility (i) to expand the borrowing capacity to $125 million, (ii) to waive the term loan repayment requirement of any offering proceeds and (iii) to permit the reborrowing of any amounts under the expansion facility which may be repaid in connection with an equity offering consummated in 1997. In connection with refinancings during 1996 and 1995, the Company recognized an extraordinary loss, net of income tax benefit, of $476,000 and $908,000, respectively, representing unamortized deferred debt issuance costs.


    At December 31, 1996, maturities of obligations (excluding capital lease obligations) are as follows (in thousands):

1997...............................................................  $   2,207
1998...............................................................      6,507
1999...............................................................      8,890
2000...............................................................     12,920
2001 and thereafter................................................     36,833
                                                                     ---------
                                                                     $  67,357
                                                                     ---------
                                                                     ---------

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

6. INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1996       1995
                                                                                               ---------  ---------
Deferred tax assets arising from:
  Net operating loss carryforwards...........................................................  $   2,938  $   3,111
  Closure and post-closure costs.............................................................        421        421
  Amortization of intangibles................................................................        881        550
  Other......................................................................................         26         41
                                                                                               ---------  ---------
Total deferred tax assets....................................................................      4,266      4,123
Valuation allowance..........................................................................     (2,280)    (2,323)
                                                                                               ---------  ---------
Net deferred tax assets......................................................................      1,986      1,800
Deferred tax liabilities arising from:
  Property and equipment.....................................................................      2,855      2,898
  Amortization of intangibles and landfill...................................................        472         84
  Capital leases.............................................................................         32         32
  Other......................................................................................         43         26
                                                                                               ---------  ---------
Total deferred tax liabilities...............................................................      3,402      3,040
                                                                                               ---------  ---------
Net deferred tax liability...................................................................  $   1,416  $   1,240
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    At December 31, 1996, the Company had net operating loss (NOL) carryforwards of approximately $8.0 million for federal income tax purposes that expire in years 2006 to 2010. The utilization of the NOL carryforwards is limited by future taxable earnings generated at the subsidiary level. The Company recorded a valuation allowance to reflect uncertainty as to the utilization of such NOL carryforwards for financial reporting purposes. The maximum annual utilization of such NOL carryforwards are limited under the Internal Revenue Code as a result of changes in ownership that have occurred.

    Significant components of the income tax expense (benefits) were as follows (in thousands):

                                                                                                       DECEMBER 31,
                                                                                              -------------------------------
                                                                                                1996       1995       1994
                                                                                              ---------  ---------  ---------
Current:
  Federal...................................................................................  $      99  $     141  $  --
  State.....................................................................................        (30)       144
                                                                                              ---------  ---------  ---------
                                                                                                     69        285     --

Deferred:
  Federal...................................................................................        146         38     (1,205)
  State.....................................................................................         30          9       (167)
                                                                                              ---------  ---------  ---------
                                                                                                    176         47     (1,372)
                                                                                              ---------  ---------  ---------
Total provision.............................................................................  $     245  $     332  $  (1,372)
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

6. INCOME TAXES (CONTINUED)
    A reconciliation from the statutory income tax rate to the effective income tax rate was as follows:

                                                                                                    DECEMBER 31,
                                                                                           -------------------------------
                                                                                             1996       1995       1994
                                                                                           ---------  ---------  ---------
Federal statutory income tax rate........................................................       34.0%     (34.0)%     (34.0)%
Effect of:
  State taxes, net of federal tax effect.................................................     --            3.1       (2.9)
  Nondeductible goodwill.................................................................       15.5     --         --
  Net operating loss with no benefit.....................................................     --           39.6        0.1
  Other, net.............................................................................        3.8        1.6        0.3
                                                                                                 ---  ---------  ---------
Effective tax rate.......................................................................       53.3%     10.3%      (36.5)%
                                                                                                 ---  ---------  ---------
                                                                                                 ---  ---------  ---------

7. RELATED PARTY TRANSACTIONS

    The Company had entered into a management agreement with a stockholder for certain services to be rendered to the Company in exchange for annual management fees. The management agreement was terminated in connection with the initial public offering during July 1996. Management fees of approximately $466,000, $659,000, and $515,000 were incurred in 1996, 1995, and 1994, respectively.

    At December 31, 1995, the Company had a $12,500,000 unsecured note payable outstanding to a stockholder, which was issued on November 16, 1995 and was due November 16, 1996, bearing an annual interest rate of prime plus 3%. The Company repaid the note payable to the stockholder in May 1996. Interest expense relating to this note payable was approximately $621,000 and $180,000 in 1996 and 1995, respectively.

8. COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL AND REGULATORY REQUIREMENTS

    The business and activities of the Company are, and may become more, extensively regulated by, among others, the federal Environmental Protection Agency, the Department of Transportation, the Interstate Commerce Commission, and various state and local environmental and transportation regulatory authorities. The Company is subject to various statutes and regulations which include, but are not limited to, the Resource Conservation and Recovery Act of 1976, the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Clean Air Act, and numerous state and local laws and regulations. The full impact of these laws and regulations and the possible adoption of new statutes and regulations with respect to the Company's facilities and operations is uncertain and could have material adverse effects on the Company's business, results of operations, and financial condition in that the Company: (i) could be required to incur additional expenses in compliance efforts, (ii) might be unable to comply, forcing the Company to cease operations, and (iii) could incur additional liability for past operation(s) of acquired assets. These regulations may also impose restrictions on the Company's operations, such as limiting the expansion of disposal facilities, limiting or banning the disposal of out-of-state waste or certain other categories of waste, or mandating the disposal of local refuse.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Although the Company believes it is in substantial compliance with current regulatory requirements, because of heightened political and public concern over environmental issues, companies in the waste disposal industry, including the Company, may become subject to judicial and administrative proceedings involving federal, state, or local agencies in the normal course of business.

    The Company has obtained some levels of pollution liability insurance covering certain claims for sudden or gradual onset environmental damage at its landfill sites. The Company carries a comprehensive general liability insurance policy which management considers adequate to protect its assets and operations from other risks.

    The Company also may be subject to claims for personal injury or property damage arising out of motor vehicle accidents involving its trucks. The Company currently carries insurance with policy limits which management believes to be sufficient to cover these risks. If the Company were to incur liabilities outside of or in excess of its insurance limits, its financial condition could be adversely affected.

    In connection with the Company's existing landfills, the Company has provided financial assurance bonds for approximately $15.2 million at December 31, 1996 from a financial institution to provide financial assurance that closure and postclosure expenses will be met in the event that the Company is not able to fulfill its closure and postclosure obligations.

    At December 31, 1996, future minimum lease payments under noncancelable lease obligations are as follows (in thousands):

                                                                                                 CAPITAL     OPERATING
                                                                                                 LEASES       LEASES
                                                                                               -----------  -----------
1997.........................................................................................   $     431    $   1,151
1998.........................................................................................         192          930
1999.........................................................................................         104          667
2000.........................................................................................      --              298
2001 and thereafter..........................................................................      --              437
                                                                                                    -----   -----------
Total minimum lease payments.................................................................         727    $   3,483
                                                                                                            -----------
                                                                                                            -----------
Less: Amount representing interest...........................................................          67
                                                                                                    -----
Present value of net minimum lease payments..................................................   $     660
                                                                                                    -----
                                                                                                    -----

    Rental expense in 1996, 1995, and 1994 was approximately $1.3 million, $793,000, $132,000, respectively.

REDEEMABLE PREFERRED STOCK

    On March 28, 1995, ADS issued 1,950 shares of its Series A Preferred Stock and 46,550 warrants to purchase shares of common stock of the Company, for $1,950,000. The holder of the warrants can purchase one common share for each warrant held at the exercise price of $.10 per share on or before December 31, 2002. The Company redeemed the outstanding preferred stock in May 1996, and paid any accrued dividends related to the preferred stock. The warrants were redeemed for shares of common stock in 1996.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

9. STOCKHOLDERS' EQUITY

STOCK OPTIONS

    The Company's Board of Directors adopted the American Disposal Services, Inc. 1996 Stock Option Plan effective January 1, 1996. As of December 31, 1996, the plan permits grants of options up to an aggregate of 1,100,000 shares of common stock to employees and certain consultants of the Company, on such terms as the Company's compensation committee (or a stock option subcommittee thereof) determines. Options granted under the plan as of January 1, 1996 replaced existing stock options granted by ADS and County in connection with the Exchange. The stock options vest over three and five year periods and are exercisable over a ten year period from the original grant dates. All vesting is subject to acceleration under specified circumstances.

    Options to purchase an aggregate of 63,601 shares were granted outside the plan to a former employee and were fully vested as of January 1, 1996. Such shares have an exercise price of $7.17 per share, increasing at 25% per annum from the date of original grant of the ADS stock options they replace.

    A summary of stock option information follows:


                                                                    1996                    1995                    1994
                                                           ----------------------  ----------------------  ----------------------
                                                                       WEIGHTED                WEIGHTED                WEIGHTED
                                                                        AVERAGE                 AVERAGE                 AVERAGE
                                                                       EXERCISE                EXERCISE                EXERCISE
                                                            OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                                                           ---------  -----------  ---------  -----------  ---------  -----------
Outstanding at beginning of year.........................    869,617   $    7.36     186,444   $    7.17     144,900   $    7.17
  Granted................................................     68,270        9.00     683,173        7.41      41,544        7.17
  Exercised..............................................        467        7.17           0      --               0      --
  Forfeited..............................................     (2,506)       7.64           0      --               0      --
                                                           ---------       -----   ---------       -----   ---------       -----
Outstanding at end of year...............................    934,914   $    7.47     869,617   $    7.36     186,444   $    7.17
                                                           ---------       -----   ---------       -----   ---------       -----
                                                           ---------       -----   ---------       -----   ---------       -----
Exercisable at end of year...............................    434,553                 105,223                       0
Available for future grant...............................    228,220                 293,984                 977,157
Weighted average value of options granted during the
  year...................................................              $    4.33               $    1.88


    As of December 31, 1996, the Company had outstanding 934,914 options with exercise prices between $7.17 and $9.00 per share and weighted average remaining lives of 8.2 years.

    The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards No. 123, "Accounting for Stock- Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Disclosure of pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options granted in 1996 and 1995 under the fair value method. The options granted in 1996 were valued using the Black-Scholes option pricing model. The options granted in 1995, as a non-public company, were valued using the minimum

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

9. STOCKHOLDERS' EQUITY (CONTINUED)
value method. The Black-Scholes option valuation model requires the input of highly subjective assumptions and, because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the model cannot necessarily provide a single measure of the fair value of its stock options. The following assumptions were utilized in the valuation:

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1996       1995
                                                                        ---------  ---------
Risk-free interest rate...............................................       6.65%      5.85%
Expected dividend yield...............................................          0%         0%
Expected stock price volatility.......................................       44.4%       n/a
Expected life of options..............................................  5 years    5 years

    Had compensation cost for the Company's stock options granted in 1996 and 1995 been determined based on the fair value at the dates of grants, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated:

                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1996       1995
                                                                            ---------  ---------
Pro forma net loss (in thousands of dollars)..............................  ($    687) ($  3,807)
Pro forma net loss per share applicable to common shareholders............  ($   0.10) ($   1.08)

    The pro forma effect for 1996 and 1995 is not representative of the pro forma effect in future years as the pro forma disclosures reflect only the fair value of stock options granted in 1996 and 1995 and do not reflect the fair value of outstanding options granted prior to 1995.

STOCK WARRANTS

    In connection with obtaining various credit agreements, the Company issued warrants to purchase 168,905 shares of common stock with exercise prices ranging from $4.72 to $7.41 per share. The Company recorded the fair value of the warrants as a component of equity and recognized debt issuance cost of $106,666. The warrants expire 10 years from date of issuance.

    In connection with the Exchange, 5,000,000 shares of new preferred stock of the Company were authorized with none issued at December 31, 1996 and 1995.

10. SUBSEQUENT EVENTS


    Subsequent to December 31, 1996, the Company acquired substantially all the assets of Sparky's Waste Control and A-1 Container, and acquired the stock of Allied Waste Systems, Inc. In addition, the Company entered into definitive asset purchase agreements on March 24, 1997 and March 25, 1997 to acquire substantially all the assets of Liberty Disposal, Inc. and the Evansville, Indiana operations of Waste Management of Indiana, LLC, respectively.

                        AMERICAN DISPOSAL SERVICES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)


                                                                                                    MARCH 31, 1997
                                                                                                    --------------
                                                                                                     (UNAUDITED)
                                                      ASSETS
Current assets:
    Cash and cash equivalents.....................................................................    $    1,949
    Cash held in escrow...........................................................................            17
    Trade receivables, net........................................................................        12,898
    Prepaid expenses and other....................................................................         2,733
    Inventory.....................................................................................           461
                                                                                                    --------------
Total current assets..............................................................................        18,058
Property, plant, and equipment, net...............................................................       117,471
Other assets:
    Cost over fair value of net assets of acquired businesses, net of accumulated amortization of
        $1,597 and $1,374.........................................................................        44,281
    Other intangible assets, net of accumulated amortization of $487 and $439.....................         2,025
    Debt issuance costs, net of accumulated amortization of $301 and $204.........................         2,548
    Other assets..................................................................................         2,134
                                                                                                    --------------
                                                                                                      $  186,517
                                                                                                    --------------
                                                                                                    --------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable..............................................................................    $    3,218
    Accrued liabilities...........................................................................         4,990
    Deferred revenues.............................................................................         2,769
    Current portion of long-term debt and capital lease obligations...............................         6,309
                                                                                                    --------------
Total current liabilities.........................................................................        17,286
Long-term debt and capital lease obligations, net of current portion..............................       100,511
Accrued environmental and landfill costs..........................................................         8,761
Deferred income taxes.............................................................................         1,416
Total stockholders' equity (8,872,501 shares of common stock issued and outstanding)..............        58,543
                                                                                                    --------------
                                                                                                      $  186,517
                                                                                                    --------------
                                                                                                    --------------


                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  (UNAUDITED)


                                                                                            THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                          ----------------------
                                                                                             1997        1996
                                                                                          ----------  ----------
Revenues................................................................................  $   18,511  $   11,724
Cost of operations......................................................................       9,892       6,108
Selling, general and administrative expenses............................................       2,685       1,935
Depreciation and amortization...........................................................       3,784       2,718
                                                                                          ----------  ----------
  Operating income......................................................................       2,150         963
Interest expense, net...................................................................       1,552       1,539
Other income............................................................................          21      --
                                                                                          ----------  ----------
  Income (loss) before income taxes.....................................................         619        (576)
Income tax benefit (expense)............................................................        (173)        160
                                                                                          ----------  ----------
  Net income (loss).....................................................................         446        (416)
Preferred stock dividend................................................................      --             (63)
                                                                                          ----------  ----------
  Net income (loss) applicable to common stockholders...................................  $      446  $     (479)
                                                                                          ----------  ----------
                                                                                          ----------  ----------
NET INCOME (LOSS) PER SHARE OF COMMON STOCK.............................................  $     0.05  $    (0.08)
                                                                                          ----------  ----------
                                                                                          ----------  ----------
Weighted average common stock and common stock equivalent shares outstanding............   9,514,097   5,864,078
                                                                                          ----------  ----------
                                                                                          ----------  ----------


                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

                                                                                             THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                            ---------------------
                                                                                               1997       1996
                                                                                            ----------  ---------
OPERATING ACTIVITIES:
Net income (loss).........................................................................  $      446  $    (416)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization...........................................................       3,784      2,718
  Provision for environmental and landfill costs..........................................         113        118
  Deferred income taxes...................................................................      --           (160)
  Gain on sale of fixed assets............................................................         (13)    --
  Changes in operating assets and liabilities, net of effects from acquisitions:
    Trade receivables.....................................................................      (1,998)      (232)
    Prepaid expenses, cash held in escrow and other assets................................      (1,523)      (144)
    Inventory.............................................................................          (7)        (7)
    Accounts payable, accrued liabilities and accrued environmental and landfill costs....         227        105
    Deferred revenue......................................................................         297        (22)
                                                                                            ----------  ---------
Net cash provided by operating activities.................................................       1,326      1,960
                                                                                            ----------  ---------
INVESTING ACTIVITIES:
  Capital expenditures....................................................................      (3,599)    (2,674)
  Cost of acquisitions....................................................................     (36,598)    --
                                                                                            ----------  ---------
Net cash used in investing activities.....................................................     (40,197)    (2,674)
                                                                                            ----------  ---------
FINANCING ACTIVITIES:
  Preferred stock dividend................................................................      --            (63)
  Proceeds from issuance of long-term debt................................................      39,053      1,200
  Repayments of indebtedness..............................................................        (281)      (256)
  Debt issuance costs (253)...............................................................      --
                                                                                            ----------  ---------
Net cash provided by financing activities.................................................      38,519        881
                                                                                            ----------  ---------
Net increase (decrease) in cash and cash equivalents......................................        (352)       167
Cash and cash equivalents, at beginning of period.........................................       2,301      6,383
                                                                                            ----------  ---------
Cash and cash equivalents, at end of period...............................................  $    1,949  $   6,550
                                                                                            ----------  ---------
                                                                                            ----------  ---------

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                            MARCH 31, 1997 AND 1996
                                  (UNAUDITED)

1. FORMATION AND BASIS OF PRESENTATION

    ADS, Inc. (ADS) was organized on January 15, 1991, to acquire, develop, and operate non-hazardous municipal solid waste disposal, collection, and transfer operations and provide non-hazardous solid waste disposal management services to commercial, industrial, and residential customers. During 1993, an affiliate of Charterhouse Equity Partners, L.P. (CEP) purchased a controlling interest in ADS.

    County Disposal, Inc. (County) was incorporated by Charterhouse Equity Partners II, L.P. (CEPII) on April 27, 1995, for the purpose of acquiring certain net assets of Envirite Corporation (Envirite). On April 28, 1995, Envirite and County entered into an Asset Purchase Agreement whereby County agreed to purchase from Envirite certain landfill facilities and waste transportation and collection equipment located in Livingston County, Illinois, and Wyandot County, Ohio; all of the issued and outstanding capital stock of County Environmental Services, Inc., a wholly-owned subsidiary of Envirite, which owned and operated a landfill facility and waste transportation and collection equipment located in Clarion County, Pennsylvania; and certain related assets and assumption of certain liabilities.

    Effective January 1, 1996, the stockholders of ADS and County exchanged their shares for shares of a newly created holding company by the name of American Disposal Services, Inc. (the Company). This share exchange (the Exchange) qualified as a transfer of companies under common control as affiliates of Charterhouse GroupInternational, Inc. are the general partners and in control of CEP and CEPII and, accordingly, the transaction was accounted for at historical cost in a manner similar to pooling of interests accounting.

    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1997, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997. These financial statements should be read in conjunction with the consolidated financial statements, including the notes thereto, for the fiscal year ended December 31, 1996 included elsewhere herein.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. RELATED PARTY INTEREST EXPENSE

                                                                     THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                    --------------------
                                                                      1997       1996
                                                                    ---------  ---------

                                                                        (DOLLARS IN
                                                                         THOUSANDS)
Charterhouse Equity Partners II, L.P..............................  $  --      $     359
                                                                    ---------  ---------
                                                                    ---------  ---------

                        AMERICAN DISPOSAL SERVICES, INC.

                            MARCH 31, 1997 AND 1996
                                  (UNAUDITED)

3. ENVIRONMENTAL MATTERS

    See Note 8 of Notes to Consolidated Financial Statements included elsewhere herein.

4. ACQUISITIONS

    On March 31, 1997 the Company acquired certain net assets of Waste Management, Inc.'s Evansville, Indiana Operations for approximately $29.0 million. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations will be included in the Company's results of operations from the acquisition date. The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date with the residual allocated to cost over fair value of net assets acquired. The following unaudited pro forma results of operations for the three months ended March 31, 1997 and 1996 assumes the acquisition occurred on January 1, 1996 (dollars in thousands, except per share data):

                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                       --------------------
                                                                         1997       1996
                                                                       ---------  ---------
Revenue..............................................................     21,532     14,699
Operating income.....................................................      3,164      1,882
Net income applicable to common stockholders.........................      1,176        183
Pro forma net income per share of common stock.......................       0.10       0.02
Weighted average common stock and common stock equivalent shares
  outstanding (1)....................................................     11,373      7,723

------------------------

(1) Adjusted to give effect to the issuance of 1.8 million shares of common stock as if the foregoing occurred on January 1, 1996 (see footnote 5).

5. PUBLIC OFFERING

    Effective May 13, 1997 the Company completed a public offering of 4,600,000 shares (including the underwriters' over-allotment option) at $16.50 per share. This resulted in net proceeds to the Company of approximately $70.8 million which were used to pay down a portion of the Company's Credit Facility. Immediately following the offering, the Company had 13,472,501 shares of common stock outstanding.

6. RECENTLY ISSUED ACCOUNTING STANDARD

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted in the fourth quarter of 1997; earlier adoption is not allowed. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement 128 on the calculation of primary earnings per share for the quarters ended March 31, 1997 and 1996 is not expected to be material.

               PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table shows the expenses, other than underwriting discounts, which the Company expects to incur in connection with the issuance and distribution of the securities being registered under this registration statement. All expenses are estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee.


Securities and Exchange Commission registration fee.........    $   14,773
NASD filing fee.............................................         5,375
Blue Sky fees and expenses..................................        25,000
Legal fees and expenses.....................................        50,000
Accounting fees and expenses................................        25,000
Miscellaneous...............................................         4,852
                                                              --------------
  Total.....................................................    $  125,000
                                                              --------------
                                                              --------------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in the preceding two paragraphs, Section 145 requires that he be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145.

    Article Fifth of the Company's Certificate of Incorporation eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors, with certain exceptions, and Article Sixth requires indemnification of directors and officers of the Company, and for advancement of litigation expenses to the fullest extent permitted by Section 145. Article Sixth of the Company's By-laws provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 and other applicable laws as currently in effect and as they may be amended in the future.

    The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers, and controlling persons of the Company by the Underwriters against certain civil liabilities, including liabilities under the Securities Act. The Company has also entered into agreements with its directors and executive officers providing for indemnification in certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    As part of the Exchange, the Company issued an aggregate of 5,676,901 shares of its Common Stock, options to purchase 869,615 shares of Common Stock and Warrants to purchase 215,455 shares of Common Stock (after giving effect to the Stock Split) to the then stockholders, option holders and warrant holders, respectively, of ADS and CDI, effective as of January 1, 1996. No underwriters were engaged in connection with the foregoing sales of securities. Such sales were made in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended ("Securities Act"), relating to sales by an issuer not involving a public offering. All of the foregoing shares are deemed to be restricted securities for the purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


  EXHIBIT
    NO.      DESCRIPTION OF EXHIBITS
-----------  ---------------------------------------------------------------------------------------------------------

       3.1   Restated Certificate of Incorporation of the Company (1)

       3.2   Amendment to Restated Certificate of Incorporation (1)

       3.3   By-laws of the Company (1)

       4.1   Specimen Common Stock Certificate (1)

       5.1   Opinion of Proskauer Rose LLP

      10.1   Credit Agreement dated as of May 22, 1997 among the Company, Internationale Nederlanden (U.S.) Capital
             Corporation, as administrative agent, Morgan Guaranty Trust Company of New York, as syndication agent,
             Union Bank of California, N.A., as documentation agent, BHF-Bank Aktiengesellschaft, as co-agent, and
             Bank of America Illinois, as co-agent, and the other financial institutions party thereto (2)

      10.2   Registration Rights Agreement dated as of January 1, 1997 among the Company and certain of its stockholders (1)

  EXHIBIT
    NO.      DESCRIPTION OF EXHIBITS
-----------  ---------------------------------------------------------------------------------------------------------
      10.3   Employment Agreement dated as of May 31, 1996 between the Company and Richard De Young(1)

      10.4   Employment Agreement dated January 26, 1993 between the Company and John J. McDonnell, as amended (1)

      10.5   Employment Agreement dated May 16, 1995 between the Company and Richard T. Kogler (1)

      10.6   Employment Agreement dated June 2, 1995 between the Company and Ann L. Straw (1)

      10.7   Employment Agreement dated May 3, 1994 between the Company and Lawrence R. Conrath, Sr.(1)

      10.8   Employment Agreement dated as of May 31, 1996 between the Company and David C. Stoller(1)

      10.9   Employment Agreement dated as of February 21, 1997 between the Company and Stephen P. Lavey (3)

     10.10   American Disposal Services, Inc. 1996 Stock Option Plan (1)

     10.11   Form of Indemnification Agreement between the Company and its directors (1)

     10.12   Form of Indemnification Agreement between the Company and its executive officers (1)

     10.13   Form of Indemnification Agreement between the Company and its directors and executive officers (1)

     10.14   Form of Tax-Sharing Agreement between the Company and certain of its executive officers (1)

      21.1   Subsidiaries of the Company (4)

      23.1   Consent of the Independent Auditors

      23.2   Consent of Proskauer Rose LLP (included in exhibit 5.1)

      24.1   Powers of Attorney are set forth on the signature pages hereof


------------------------


(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (333-4889).


(2) Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated May 15, 1997.

(3) Filed as an exhibit to the Company's annual report on Form 10-K for the year ended December 31, 1996.

(4) Filed as an exhibit to the Company's annual report on Form S-1 (333-24103).

    (b) Financial Statement Schedules

     NONE

ITEM 17. UNDERTAKINGS.

    The Registrant hereby undertakes that: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement;" (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement (filed herewith as Exhibit 1.1) certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described above in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burr Ridge, State of Illinois, on June 20, 1997.



                                AMERICAN DISPOSAL SERVICES, INC.

                                By:             /s/ RICHARD DE YOUNG
                                     ------------------------------------------
                                                  Richard De Young
                                                     PRESIDENT



    Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registrant's registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                         TITLE                          DATE
------------------------------------------------------  -------------------------------------  ---------------------

                          *
     -------------------------------------------        Chairman and Director (principal               June 20, 1997
                   David C. Stoller                       executive officer)

                 /s/ RICHARD DE YOUNG
     -------------------------------------------        President and Director                         June 20, 1997
                   Richard De Young

                          *
     -------------------------------------------        Chief Financial Officer (principal             June 20, 1997
                   Stephen P. Lavey                       financial officer)

                          *
     -------------------------------------------        Vice President and Controller                  June 20, 1997
               Lawrence R. Conrath, Sr.                   (principal accounting officer)

                      SIGNATURE                                         TITLE                          DATE
------------------------------------------------------  -------------------------------------  ---------------------

                          *
     -------------------------------------------        Director                                       June 20, 1997
                  Merril M. Halpern

                          *
     -------------------------------------------        Director                                       June 20, 1997
                  A. Lawrence Fagan

                          *
     -------------------------------------------        Director                                       June 20, 1997
               Richard T. Henshaw, III

                          *
     -------------------------------------------        Director                                       June 20, 1997
                  G. T. Blankenship

                          *
     -------------------------------------------        Director                                       June 20, 1997
                    Norman Steisel



                    /s/ RICHARD DEYOUNG
           -------------------------------------
                      Richard DeYoung
*By:                  Attorney-in-Fact